  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1996

                                                 REGISTRATION NO. 333-5495
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                    INDUSTRI-MATEMATIK INTERNATIONAL CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7372                  NO. 51-0374596
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               ----------------

           KUNGSGATAN 12-14                   MARVIN S. ROBINSON, ESQ.
               BOX 7733                   TANNENBAUM DUBIN & ROBINSON, LLP
           103 95 STOCKHOLM                  1140 AVENUE OF THE AMERICAS
                SWEDEN                        NEW YORK, NEW YORK 10036
         (011) (468) 676-5000                      (212) 302-2900
   (ADDRESS, INCLUDING ZIP CODE, AND     (NAME, ADDRESS, INCLUDING ZIP CODE,
TELEPHONE NUMBER, INCLUDING AREA CODE,                   AND
       OF REGISTRANT'S PRINCIPAL       TELEPHONE NUMBER, INCLUDING AREA CODE,
          EXECUTIVE OFFICES)                    OF AGENT FOR SERVICE)

                               ----------------

                                WITH COPIES TO:

        DONALD J. GUINEY, ESQ.                  BARRY E. TAYLOR, ESQ.
       CHRISTOPHER A. GREW, ESQ.              MICHAEL J. DANAHER, ESQ.
         ERIC R. DOERING, ESQ.                ROBERT G. O'CONNOR, ESQ.
  BROBECK HALE AND DORR INTERNATIONAL     WILSON SONSINI GOODRICH & ROSATI
             VERITAS HOUSE                    PROFESSIONAL CORPORATION
         125 FINSBURY PAVEMENT                   650 PAGE MILL ROAD
       LONDON EC2A 1NQ, ENGLAND               PALO ALTO, CA 94304-1050
       (011) (44) (171) 638-6688                   (415) 493-9300

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pur-suant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier ef-fective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) un-der the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                     INDUSTRI-MATEMATIK INTERNATIONAL CORP.

                               ----------------

    CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
                                  LOCATION IN
       PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

     REGISTRATION STATEMENT
    ITEM NUMBER AND CAPTION                   LOCATION IN PROSPECTUS
    -----------------------                   ----------------------
 1. Forepart of the Registration
    Statement and Outside Front
    Cover Page of Prospectus....  Outside Front Cover Page
 2. Inside Front and Outside
    Back Cover Pages of Prospec-
    tus....................... .  Inside Front Cover Page; Risk Factors;
 3. Summary Information, Risk     Outside Back Cover Page
    Factors and Ratio of Earn-
    ings to Fixed Charges.......  Prospectus Summary; Risk Factors; The Company

 4. Use of Proceeds.............  Prospectus Summary; Risk Factors; Use of
                                  Proceeds
 5. Determination of Offering
    Price.......................  Outside Front Cover Page; Risk Factors;
                                  Underwriting

 6. Dilution....................  Risk Factors; Dilution

 7. Selling Security Holders....  Outside Front Cover Page; Principal and
                                  Selling Stockholders

 8. Plan of Distribution........  Outside Front Cover Page; Underwriting

 9. Description of Securities to
    be Registered...............  Outside Front Cover Page; Description of
                                  Capital Stock

10. Interests of Named Experts
    and Counsel.................  Legal Matters; Experts

11. Information with Respect to
    the Registrant..............  Outside Front and Inside Front Cover Pages;
                                  Prospectus Summary; Risk Factors; The
                                  Company; Use of Proceeds; Dividend Policy;
                                  Capitalization; Dilution; Exchange Rates;
                                  Selected Consolidated Financial Data;
                                  Management's Discussion and Analysis of
                                  Financial Condition and Results of
                                  Operations; Business; Management; Certain
                                  Transactions; Principal and Selling
                                  Stockholders; Description of Capital Stock;
                                  Shares Eligible for Future Sale;
                                  Underwriting; Legal Matters; Experts;
                                  Additional Information; Consolidated
                                  Financial Statements
12. Disclosure of Commission
    Position on Indemnification
    for Securities Act
    Liabilities.................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                              JULY 17, 1996

                                4,000,000 Shares

                   [LOGO OF INDUSTRI-MATEMATIK APPEARS HERE]

                                  Common Stock

                                   --------

  Of the 4,000,000 shares of Common Stock offered hereby, 3,200,000 shares are being sold by Industri-Matematik International Corp. ("IMI" or the "Company") and 800,000 shares are being sold by Martin Leimdorder, a stockholder and director of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." Following completion of this offering, the Company's executive officers and directors, and their affiliates in the aggregate will own beneficially 72.8% of the Company's voting Common Stock. See "Risk Factors-Control by Management and Current Shareholders; Indemnification of Officers and Directors." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "IMIC."
                                   --------
   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" COMMENCING ON PAGE 5.
                                   --------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                PRICE   UNDERWRITING   PROCEEDS    PROCEEDS TO
                                 TO    DISCOUNTS AND      TO         SELLING
                               PUBLIC  COMMISSIONS(1) COMPANY(2) STOCKHOLDERS(3)
- --------------------------------------------------------------------------------
Per Share....................  $          $            $             $
- --------------------------------------------------------------------------------
Total(3).....................  $          $            $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.
(2) Before deducting expenses of the offering payable by the Company, estimated to be $1,350,000.

(3) Warburg, Pincus Investors, L.P. (together with the Selling Stockholder, the "Selling Stockholders") has granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling
    Stockholders will be $  , $  , and $   respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated,
Baltimore, Maryland, on or about     , 1996.

Alex. Brown & Sons
    INCORPORATED
                 UBS Securities

                                                 SoundView Financial Group, Inc.

                    THE DATE OF THIS PROSPECTUS IS   , 1996

  IMI develops, markets, and supports client/server application software that enables manufacturers, distributors and wholesalers to more effectively manage the demand chain

                                  System ESS
                            Demand Chain Management
                            [ART WORK APPEARS HERE]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  In this Prospectus, references to "krona", "kronor" and "SEK" are to Swedish kronor, the lawful currency of the Kingdom of Sweden, and references to "dollars" and "$" are to United States dollars.

  Industri-Matematik and System ESS are trademarks of the Company. All other trademarks or service marks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including information under "Risk Factors," and Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

  IMI develops, markets, and supports client/server application software that enables manufacturers, distributors and wholesalers to more effectively manage the "demand chain." Demand chain management encompasses the execution of multiple customer-centric order fulfillment processes, including order management, distribution logistics, inventory replenishment and demand planning. The Company's principal product, System ESS, has been designed specifically to meet the complex or high-volume demand chain management requirements of manufacturers, distributors and wholesalers. System ESS allows customers to leverage the value of their existing systems by integrating with legacy and new client/server manufacturing, planning and financial information systems.

  The Company's target customers are multinational manufacturers, distributors and wholesalers in the consumer packaged goods, health care, electronics, automotive parts, and industrial products sectors, as well as other high-volume wholesalers. The Company sells and supports its products through direct sales and support organizations in the United States, Sweden and the United Kingdom, as well as through third party systems integrators. Current customers of IMI include large manufacturers such as Bristol-Myers Squibb Company, Campbell Soup Company, Canon U.S.A., Inc., Dannon Company, Inc., Eastman Kodak Company, Kellogg Company, Matsushita Electrical Corporation of America and Unisys Corporation, as well as several retail and wholesale distributors.

  In recent years, there has been a fundamental shift in market power from manufacturers and distributors to retailers and consumers. Historically, manufacturers dictated the terms of trade with retailers and consumers and, consequently, organized their businesses and utilized their information systems primarily to increase manufacturing efficiency and output. Today, customers increasingly are choosing suppliers based on their ability to match product flow to actual customer demand. As a result, manufacturers and distributors are reengineering their businesses and redirecting their information systems to focus on satisfying customer demand through effective order fulfillment. System ESS has been designed specifically for the sophisticated order fulfillment requirements of manufacturers, distributors and wholesalers, enabling them to better match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics/distribution costs. System ESS serves as an infrastructure to enable companies to implement the "virtual enterprise" by synchronizing internal systems with external participants in the demand chain.

  System ESS is an open systems, client/server demand chain management solution that provides full capabilities for managing and executing the entire order fulfillment process. In addition, it provides interfaces to other complementary applications to provide customers with an integrated solution. The Company supports System ESS with a range of software tools developed by the Company or by third parties and provides its customers with a full range of software maintenance and support, training, and consulting services.

  The Company's objective is to be the leading global supplier of demand chain management software solutions to manufacturers, distributors and wholesalers. The key elements of the Company's strategy to achieve this leading position are: (i) to target specific vertical markets for System ESS; (ii) to expand its worldwide sales, support, service and marketing organizations; (iii) to expand usage of System ESS within its existing customer base; (iv) to enhance the core functionality of System ESS; (v) to continue to integrate System ESS with complementary products; and (vi) to establish partnerships to assist in developing customer relationships and implementing System ESS.

                                  THE OFFERING

 Common Stock offered by the Company.............  3,200,000 shares
 Common Stock offered by the Selling Stockholder.    800,000 shares
 Common Stock to be outstanding after the offer-
  ing............................................ 27,694,253 shares(1)
 Use of proceeds................................. For general corporate purposes and working capital,
                                                  including the expansion of
                                                  the Company's sales, support,
                                                  service and marketing
                                                  organizations, and reduction
                                                  of certain indebtedness. See
                                                  "Use of Proceeds."
 Proposed Nasdaq National Market symbol.......... IMIC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEAR ENDED APRIL 30,
                                    -------------------------------------------
                                     1992     1993     1994     1995     1996
                                    -------  -------  -------  -------  -------
CONSOLIDATED STATEMENT OF OPERA-
 TIONS DATA:
  Total revenues................... $25,909  $23,796  $18,780  $27,744  $40,009
  Gross profit.....................   4,207    8,389    7,198   10,896   19,532
  Income (loss) from operations....  (5,782)  (2,328)  (5,063)  (6,025)   1,385
  Net income (loss)................  (6,730)  (1,809)  (5,670)  (6,388)   1,750
  Pro forma net income per
   share(2)........................                                     $  0.07
  Pro forma shares used in per
   share calculation(2)............                                      25,278

                                                              APRIL 30, 1996
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.............................. $   558    $26,621
  Working capital........................................   5,962     32,374
  Total assets...........................................  21,324     47,387
  Long-term debt, less current portion...................   7,950        --
  Total stockholders' equity.............................     502     34,864

- --------
(1) Based on the number of shares outstanding as of April 30, 1996. Excludes options outstanding as of April 30, 1996 to purchase 939,975 shares of Common Stock at a weighted average exercise price per share of $2.00.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in calculating pro forma net income per share.
(3) Adjusted to reflect the sale of 3,200,000 shares of Common Stock offered by the Company hereby (assuming an estimated initial offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) and the expected application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Except as otherwise indicated, all information in this Prospectus (i) reflects the conversion of all of the Company's currently outstanding shares of Preferred Stock into Common Stock and Class B Common Stock upon the closing of this offering, (ii) reflects a three-for-one stock split to be effected prior to the closing of this offering, (iii) reflects the filing of an Amended and Restated Certificate of Incorporation upon the closing of this offering, (iv) assumes that the Underwriters' over-allotment option is not exercised, and (v) includes as Common Stock 12,088,200 shares of non-voting Class B Common Stock. See "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

  No Assurance of Profitability. The Company has incurred significant net losses at various times since its inception, including losses of $5.7 million and $6.4 million for fiscal 1994 and 1995, respectively. At April 30, 1996, the Company had an accumulated deficit of $10.9 million. Although the Company achieved net income of $1.8 million for the quarter and $1.8 million for the year ended April 30, 1996, there can be no assurance that the Company will continue to be profitable in any future period and recent operating results should not be considered indicative of future financial performance. The Company plans to increase expenditures in order to fund the continued expansion of its worldwide operations, including greater levels of product development and larger and more geographically dispersed sales, support, service and marketing organizations. Although the Company believes such expenditures ultimately will improve the Company's operating results, to the extent such expenditures are incurred and revenues do not correspondingly increase, the Company's operating results will be materially and adversely affected. Future operating results will depend on many factors, including the growth of the demand chain management software market, market acceptance of System ESS or enhanced versions thereof, competition, the success of the Company's expansion of its sales, support, service and marketing organizations, general economic conditions and other factors. No assurance can be given that the Company will be profitable in future periods. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Significant Fluctuations in Quarterly Operating Results and Seasonality; Potential Quarterly Losses. The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders for the Company's products; the lengthy sales and implementation cycle for the Company's products, and delays in the implementation process; introduction or enhancement of products by the Company or its competitors; changes in pricing policy of the Company or its competitors; increased competition; technological changes in computer systems and environments; the ability of the Company to timely develop, introduce and market new products and new versions of existing products; quality control of products sold; market readiness to deploy demand chain management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenue; customer order deferrals in anticipation of new products and product enhancements; the Company's success in expanding its sales, support, service and marketing organizations; personnel changes; fluctuations in foreign currency exchange rates; mix of licence and service and maintenance revenues and general economic conditions. Because a significant portion of the Company's revenues has been, and the Company believes will continue to be, derived from large orders, the timing of orders and their fulfillment has caused, and is expected to continue to cause, material fluctuations in the Company's operating results, particularly on a quarterly basis. In addition, the Company intends to continue to expand its direct sales force, and the timing of such expansion and the rate at which new sales people become productive could also cause material fluctuations in the Company's quarterly operating results. As a result of these and other factors, the Company believes that period-to-period quarterly comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  The Company's quarterly operating results are also subject to certain seasonal fluctuations. The Company's revenues, particularly its license revenues, are typically strongest in its third and fourth fiscal quarters ended January 31 and April 30, respectively, and weakest in its first and second fiscal quarters ended July 31 and October 31, respectively. The Company's revenues and operating results in its third fiscal quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting rules, while revenues and operating results in its fourth fiscal quarter typically benefit from the efforts of the Company's sales force to meet fiscal year-end sales quotas. Like many enterprise application software vendors with large average order sizes, the Company's revenues and operating results are typically lower in its first and second fiscal quarters, as the Company's sales force initiates sales activity directed to achieving fiscal year-end goals. In addition, the Company's first and second fiscal quarters include the months of July and August, when both sales and billable customer services activity, as well as customer purchase decisions, are reduced, particularly in Europe, due to summer vacation schedules. As a result of these seasonal factors, the Company historically has experienced operating losses in its first and/or second fiscal quarters and may continue to experience losses in such quarters in the future, including the quarters ending July 31, 1996 and October 31, 1996.

  The Company's future quarterly revenues are difficult to forecast in part because the demand chain management software market is an emerging market that is subject to rapid change. Further, because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfulfilled orders. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter and cannot be predicted with any degree of certainty. In addition, the Company typically recognizes a significant portion of license revenue in the last two weeks of a quarter. Any significant shortfall of license revenues in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. Due to the foregoing factors, it is possible that in future periods the Company's revenues and thus its operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Financial Results."

  Lengthy Sales and Implementation Cycle; Increasing Size of Orders. The sale and implementation of the Company's products generally involves a significant commitment of resources by prospective customers. During fiscal 1996, license fees for System ESS generally ranged from $0.5 million to $3.0 million, and averaged $1.5 million. The Company expects that license fees will continue to increase in size and the implementation of the Company's products will become more complex as System ESS is used to manage larger and more geographically dispersed installations. As a result, the Company's sales process often is subject to delays associated with lengthy approval processes attendant to significant capital expenditures. For these and other reasons, the sales cycle associated with the license of the Company's products varies substantially from customer to customer and typically lasts between six and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays over which the Company has no control. Any significant or ongoing failure by the Company to ultimately achieve such sales could have a material adverse effect on the Company's business, operating results and financial condition. In addition, following license sales, the implementation of System ESS typically involves six to 12 months for customer training and integration of System ESS with the customer's other existing systems. The Company may provide such post delivery implementation services pursuant to a separate license agreement. A successful implementation requires a close working relationship between the Company, the customer and, generally, third party consultants and systems integrators who assist in the process. There can be no assurance that delays in the implementation process of System ESS for any given customer will not have a material adverse effect on the Company's business, operating results and financial condition. See "Managements Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products and Services" and "--Sales and Marketing."

  Dependence upon Successful Expansion of Sales, Support, Service and Marketing Organizations. The Company's future success depends upon the successful expansion of its sales, support, service and marketing organizations and its ability to establish indirect distribution channels, including resellers, systems solution vendors, application software vendors and systems integrators. The Company currently plans to increase significantly its expenditures, to expand its direct sales force in the United States, Europe and Asia Pacific and elsewhere, to develop additional indirect distribution channels and to expand significantly its customer service and support organizations which are required to support increased license sales. Although the Company believes that such expenditures ultimately will improve the Company's operating results, to the extent such expenditures are incurred and revenues do not correspondingly increase, the Company's operating results will be materially and adversely affected. Further, if the Company is unable to expand its sales, support, service and marketing organizations and develop additional distribution channels on a timely basis, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business--Sales and Marketing."

  Risks Associated with Expanding United States Operations; Implementation Risks. In fiscal 1995 the Company commenced a major investment program in the United States, establishing a management team and increasing the number of sales, support, service and marketing personnel in the United States, which grew from 37 people at April 30, 1995 to 64 people at April 30, 1996, and which is expected to continue to grow substantially in fiscal 1997. Due to the lengthy sales and implementation cycles of System ESS, such investment program has resulted to date in a limited number of fully operational installations of its System ESS products at customer sites in the United States, and therefore only a limited number of reference customers in the United States. The Company recently entered into major license agreements with several United States customers, including Kellogg Company, Canon U.S.A., Inc. and Hormel Foods Corporation, many of which are continuing to implement the Company's products, and some of these customers are only in the early stage of implementation. If the Company were to experience significant implementation problems at these or other customer sites, it could significantly and adversely impact future sales and operating results. In addition, in order to support the anticipated growth of the Company's business in the United States market, the Company is incurring significant costs to build a corporate infrastructure ahead of anticipated revenues. This includes developing experienced resources, through both internal hiring and establishing relationships with third party implementation providers, which are necessary to support customer installations of System ESS and provide other customer services. Most of the Company's senior management and customer service and support, product development and finance and administration personnel and related activities are located in Sweden. As a result of this expansion in the United States, the Company, particularly its Swedish-based management team, must continue to implement and improve its operational and financial control systems and expand, train and manage its employee base and relationships with third party implementation services. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's United States operations will be successful or that the Company will be able to manage effectively an increased level of operations in the United States. Any lack of success in the United States market or inability to manage these activities effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Sales and Marketing."

  Risks Associated with Multinational Operations. The Company's products currently are marketed in the United States, Sweden, the United Kingdom and approximately 15 other countries world-wide. During fiscal 1996, approximately 66% of the Company's total revenues were derived from sales outside of Sweden, principally in the United States and, to a lesser extent, the United Kingdom, and the Company expects that sales in the United States, the United Kingdom other European countries, Asia Pacific and elsewhere outside of Sweden will continue to be significant in the future as the Company expands the implementation of its products across multinational companies. Such international expansion may require that the Company establish additional offices and hire additional personnel outside Sweden and recruit additional international resellers. This may require significant management attention and financial resources and could adversely affect the Company's operating margins and ability to achieve and sustain profitability. To the extent the Company is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and the Company's business, operating results and financial condition could be materially and adversely affected. Further, the Company intends to expand its international operations by increasing the number of direct customer support personnel in existing markets and additional international markets. Accordingly, the Company's business, and its ability to expand its operations internationally, is subject to risks inherent in international business activities, including, in particular, general economic conditions in each country, foreign currency exchange rate fluctuations, overlap of different tax structures, management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff rates. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's ability to expand its international operations and, in general, its business, operating results and financial condition. See "Exchange Rates" and "Business--Sales and Marketing."

  Management of Growth. The Company currently is experiencing a period of rapid growth that has placed and is expected to continue to place a strain on the Company's administrative, financial and operational resources. During fiscal 1996, the Company increased the size of its direct sales force from 18 to 27 and the number of customer service and support personnel from 131 to
151. The Company plans to continue to expand internationally and to continue to increase the number of its sales, support, service and marketing and customer support personnel significantly in fiscal 1997, which planned expansion, if achieved, would place a further strain on the Company's resources and increase operating costs. The Company's ability to manage its staff and growth effectively will require it to continue to improve its operations, financial and management controls, reporting systems and procedures, to train, motivate and manage its employees and, as required, install new management information and control systems. There can be no assurance that the Company will implement improvements to such management information and control systems in an efficient and timely manner or that, if implemented, such improved systems will be adequate to support the Company's operations. Any inability of the Company to successfully manage future expansion, if any, could have a material adverse effect on the Company's business, financial condition or operating results.

  Dependence on and Need to Hire Additional Personnel in All Areas. The Company's future performance depends in part upon the continued service of its key members of management, as well as sales, support, service and marketing and product development personnel. The Company does not have, and does not intend to obtain, key man life insurance on any of its executive management personnel. The loss of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company believes its future success will depend in part upon its ability to attract and retain highly skilled management, sales, support, service and marketing and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, assimilating and retaining such personnel in the future. Failure to attract, assimilate and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management--Executive Officers and Directors."

  Reliance on and Need to Develop Additional Relationships with Third
Parties. The Company relies on informal arrangements with a number of consulting and systems integration firms to enhance its sales, support, service and marketing efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sale process. Such firms include Computer Sciences Corporation, Computer Task Group Limited and SHL Systemshouse, Inc. in the United States and Hoskyns Group plc, Unisys Norge A/S and ECsoft Group plc in Europe. The Company expects to continue to rely significantly upon such third parties for marketing and sales, lead generation, product implementation, customer support services and end user training. The Company will need to expand its relationships with these parties and enter into relationships with additional third parties in order to support revenue growth. Many such firms have similar, and often more established, relationships with the Company's principal competitors. There can be no assurance that these and other third parties will provide the level and quality of service required to meet the needs of the Company's customers, that the Company will be able to maintain an effective, long term relationship with such third parties, or that such third parties will continue to meet the needs of the Company's customers. If the Company is unable to develop and maintain effective relationships with these and other third parties, or if such parties fail to meet the needs of the Company's customers, the Company's business, operating results and financial condition could be adversely affected. Further, there can be no assurance that these third party implementation providers, many of which have significantly greater financial, technical, personnel and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products. See "Business--Products and Services" and "-- Sales and Marketing."

  Relationship with Oracle Corporation. The Company has an informal joint marketing and sales arrangement with Oracle Corporation ("Oracle") pursuant to which the two companies jointly market to potential customers in the consumer packaged goods market. Pursuant to this arrangement, the Company pays to Oracle a percentage of the Company's license revenue from customers in the consumer packaged goods market to whom licenses are jointly marketed by Oracle and the Company. This fee is not payable with respect to certain specified customers or potential customers with whom the Company has had previous contact. For the fiscal year ended April 30, 1996, 58% of the Company's license revenues and 24% of the Company's total revenues was derived from six customers introduced to the Company by Oracle pursuant to this arrangement. Because the Company does not have a formal written agreement with Oracle, neither party is legally bound to maintain the arrangement on its current terms, or at all. As such, the Company's operating results depend to a large extent upon the effectiveness of Oracle's efforts under such arrangement, which the Company cannot control. Accordingly, there can be no assurance that Oracle will not market software products (including software applications developed by Oracle) in competition with the Company either currently or in the future or that Oracle will not otherwise curtail or discontinue its relationship with the Company or cease recommending the Company and its products to potential customers, any of which could have a material adverse effect on the business, operating results and financial condition of the Company. The Company believes that its relationship with Oracle is beneficial to the Company, and the parties have commenced discussions concerning the formalization of their relationship in a written contract. The Company anticipates that, if concluded, such written contract may provide for Oracle to receive, in certain geographic markets, a higher proportion of license revenue from System ESS if Oracle's responsibility for sales and marketing activities in such geographic markets increases. The Company intends to limit such arrangement, if formalized, to the consumer packaged goods market. There can be no assurance that the Company will successfully conclude a formal agreement with Oracle or that such formal agreement, if concluded, will be on terms favorable to the Company. See "Business--Sales and Marketing."

  Competition. The Company's products are targeted at the emerging market for demand chain management software products, which is intensely competitive and characterized by rapid technological change. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the supply and demand chain as well as the enterprise as a whole. These competitors include (i) enterprise application software vendors, such as SAP AG ("SAP"), which currently offer sophisticated client/server enterprise resource planning ("ERP") solutions, (ii) companies offering standardized or customized products on mainframe and/or mid-range computer systems, (iii) internal development efforts by corporate information technology departments,
(iv) smaller independent companies which have developed or are attempting to develop advanced logistics and execution software which complement or compete with the Company's software solutions and (v) other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, advanced logistics and execution software. In connection with specific customer evaluations, certain ERP and other application software vendors have from time to time jointly marketed the Company's products as a complement to their own systems. To the extent such vendors develop or acquire systems with functionality comparable or superior to System ESS, their significant installed customer base, long-standing customer relationships and ability to offer a broader solution could provide a significant competitive advantage over the Company. In addition, many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for order fulfillment software and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share, resulting in price reductions, fewer customer orders and reduced gross margins, any one of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Competition."

  Dependence on Principal Product. The Company derived approximately 68%, 74% and 84% of its total revenues in fiscal 1994, 1995 and 1996, respectively, from the licensing of the Company's System ESS software and providing complementary services. Licenses and services related to System ESS are expected to continue to represent a significant percentage of the Company's revenues in the future. The Company's success depends on continued market acceptance of System ESS software and services as well as the Company's ability to introduce new versions of System ESS or other products to meet the evolving needs of its customers. There can be no assurance that System ESS will continue to achieve market acceptance or that the Company will introduce enhanced versions of System ESS on a timely basis, or at all, to meet the evolving needs of its customers. Any reduction in demand for System ESS, increased competition in the market for demand chain management software, technological change or other factors could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Services."

  Dependence on Emerging Market for Demand Chain Management Software. The Company currently derives, and is expected to continue to derive, substantially all of its revenues from licenses and services related to System ESS, a client/server demand chain management software product. Although demand for System ESS has grown in recent periods, the market for enterprise-wide management software in general, and for demand chain management software in particular, is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will continue to adopt System ESS. The Company has spent, and intends to continue to spend, considerable resources educating potential customers generally about demand chain management, about the need for order fulfillment software solutions and specifically about System ESS. However, there can be no assurance that such expenditures will enable System ESS to achieve any additional degree of market acceptance. If the demand chain management software market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Products and Services."

  Rapid Technological Change and Requirement for Frequent Product
Transitions. The market for the Company's products is characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the

Company's existing products obsolete and unmarketable. As a result, the Company's success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new or enhanced products that keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. The System ESS client operates on Windows 3.1, Windows 95 and Windows NT platforms. System ESS provides support for six languages. System ESS can currently operate on server platforms for Hewlett-Packard Corporation, IBM, Digital Equipment Corporation and Sequent Corporation. The Company to enhance its System ESS products to operate on such platforms in order to meet these customers' requirements. The Company is currently developing a new version of System ESS that operates on a Windows NT server platform, supports Internet-based electronic commerce and supports five additional languages, which the Company currently plans to introduce during the quarter ending January 31, 1997. However, there can be no assurances that the Company will be successful in developing this enhanced version of System ESS or new products on a timely basis, or that such enhancements or new products, when introduced, will achieve market acceptance or will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business--Product Development."

  Risk of Software Defects. Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company has in the past released products with defects, discovered software errors in certain of its new versions after introduction and experienced delays or lost revenue during the period required to correct these errors. The Company regularly introduces new releases and periodically introduces new versions of System ESS. There can be no assurance that, despite testing by the Company and by its customers, defects and errors will not be found in existing products or in new products, releases, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, loss of or delay in market acceptance or require product changes, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Services."

  Product Liability. The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. The limitation of liability provisions contained in such license agreement may not be effective. The Company's products are generally used to manage data critical to large organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. A successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Services."

  Dependence on Proprietary Technology; Risks of Infringement. The Company's success depends, in part, upon the protection of its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and license arrangements to establish and protect its proprietary rights. As part of its confidentiality procedures, the Company licenses its software pursuant to signed license agreements that impose restrictions on the licensee's ability to utilize the software and generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy the Company's. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Sweden. Accordingly, products or otherwise obtain and use the Company's proprietary technology without authorization. There can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate illegally the Company's products.

  The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers increasingly will be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Proprietary Rights."

  Exposure to Currency Fluctuations. A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent, the U.K. pound sterling. The Company incurs a significant portion of its expenses in Swedish kronor, including all of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The financial statements of the Company are translated from the functional currency of the operating subsidiaries into U.S. dollars, the Company's reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity. Fluctuations in the Swedish krona and other currencies relative to the U.S. dollar will effect period to period comparison of the Company's reported results of operations. Due to the constantly changing currency exposures and the volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results . The Company does not currently undertake hedging transactions and has limited lines of credit to cover its currency exposure. The Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate. For additional information regarding the effects of currency fluctuations on the Company's results, see "Exchange Rates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Uncertainty of Realizability of Deferred Tax Asset. At April 30, 1996, the Company has approximately $5.3 million of gross deferred tax assets comprised primarily of net operating loss carryforwards in Sweden. Such net operating loss carryforwards are available for an indefinite period of time. The Company believes that, based upon a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax asset such that a valuation allowance has been recorded. These factors include the Company's history of net losses, the Company's limited profitability in recent periods, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the uncertainty regarding market acceptance of new versions of the Company's System ESS. Accordingly, the Company has recorded a valuation allowance with respect to a portion of such deferred tax asset. The Company will continue to assess the realizability of the deferred tax assets based upon actual and forecasted operating results. Estimated future earnings necessary to fully realize the net deferred tax asset are $7.1 million. Such earnings are currently forecasted to be realized within two years, although there can be no assurance that future earnings, if any, will meet currently forecasted levels within such time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Holding Company Structure. All of the operations of the Company are and will be conducted through direct and indirect subsidiaries. The Company's cash flow will depend upon the operating results and cash flow of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or otherwise. Applicable law in certain countries may limit the ability of a subsidiary to pay dividends in the absence of sufficient distributable reserves or for other reasons. The Company's Swedish, United Kingdom and United States subsidiaries are not subject to any current exchange controls. However, future exchange controls in these counties, or the existence of such controls in other countries in which the Company establishes subsidiaries could limit or restrict the ability of the Company to obtain loans, dividends or otherwise access financial resources in such subsidiary. In addition, the Company's subsidiaries may from time to time in the future become parties to financing arrangements which may contain limitations on the ability of such subsidiaries to pay dividends or to make loans or advances to the Company. In the event of any insolvency, bankruptcy or similar proceedings, creditors of the subsidiaries would generally be entitled to priority over the stockholders of the Company with respect to assets of the affected subsidiary. See "The Company," "Dividend Policy" and "Certain Transactions."

  No Prior Public Market; Determination of Public Offering Price; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for shares of the Common Stock, and there can be no assurance that an active public trading market will develop following completion of this offering or, if developed, that such market will be sustained. The initial public offering price of the shares of Common Stock will be determined by negotiation between the Company, the Selling Stockholders and the Representatives of the Underwriters and will not necessarily reflect the market price of the Common Stock following this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The market price for the Common Stock following this offering will be affected by a number of factors, including the announcement of new products or product enhancements by the Company or its competitors, quarterly variations in the Company's results of operations or results of operations of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of the Company's Common Stock.

  Control by Management and Current Stockholders; Indemnification of Officers and Directors. Following completion of this offering, the Company's executive officers and directors, and their affiliates, in the aggregate, will own beneficially 72.8% of the Company's Common Stock outstanding with full voting rights and will own beneficially 84.6% of the Company's outstanding Common Stock. In particular, Warburg, Pincus Investors, L.P. ("Warburg") will own beneficially 43.9% of the Company's Common Stock outstanding with full voting rights and will own beneficially 68.2% of the Company's outstanding Common Stock. As a result, Warburg will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Warburg and the Company's officers and directors under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company, and making certain transactions more difficult or impossible absent the support of such stockholders, including proxy contests, mergers involving the Company, tender offers, open-market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for shares of Common Stock. The Company has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

  Effect of Certain Charter Provisions; Antitakeover Effects of the Company's Charter, Bylaws and Delaware Law. The Company's Board of Directors has the authority to issue up to 15,000,000 shares of

Preferred Stock and to determine the price, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the antitakeover provisions of
Section 203 of the Delaware General Corporation Law (the "GCL"), which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying, deferring or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock--Preferred Stock" and "--Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

  Shares Eligible for Future Sale; Registration Rights. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The holders of shares of the Common Stock are subject to restrictions upon resale in the public market under the Securities Act of 1933, as amended (the "Securities Act"), and restrictions in lock-up agreements under which each director, executive officer and stockholder has agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this offering without the prior written consent of Alex. Brown & Sons Incorporated. Following completion of this offering, the 4,000,000 shares offered hereby will be eligible for sale without restriction. Of the 23,784,253 remaining shares held by existing stockholders, 23,509,268 are held by "affiliates" of the Company (within the meaning of Rule 144 under the Securities Act) and will be eligible for sale pursuant to Rule 144 upon the expiration of their respective two-year holding periods, subject to the volume, manner of sale and other limitations of Rule 144, and 1,346,985 were issued under the Company's Restricted Stock Program and will be eligible for future sale without restriction 90 days following this Offering under Rule 701 under the Securities Act (unless held by "affiliates" of the Company), subject to restrictions in the lock-up agreements. In addition, the Company intends to register pursuant to a registration statement on Form S-8/S-3 1,039,975 shares of Common Stock subject to outstanding options and 1,960,025 shares reserved for future issuance under the Company's Stock Option Plan and 1,346,985 shares issued under the Restricted Stock Program. Such shares of Common Stock (to the extent issued) will be eligible for sale upon expiration of the lock-up agreements, subject to vesting and exercisability restrictions. The lock-up agreements may be waived by Alex. Brown and Sons Incorporated in its sole discretion at any time without notice. Furthermore, all 22,437,268 shares of Common Stock held in the aggregate by Warburg and Martin Leimdorfer will be entitled to certain registration rights. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sale of such shares could have a material adverse effect on the market price for the Company's Common Stock and could materially adversely affect the Company's ability to raise additional capital when or if required. See "Shares Eligible for Future Sale."

  Immediate and Substantial Dilution. The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will experience immediate and substantial dilution in net tangible book value of $10.81 per share. The Company has issued options at prices significantly below the public offering price. To the extent outstanding options to purchase share of Common Stock are exercised, there will be further dilution in net tangible book value. See "Dilution."

  Enforceability of U.S. Judgments against Non-U.S. Officers and Directors. A substantial portion of the Company's assets are located outside the United States. In addition, members of the Board of Directors of the Company and certain experts named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. There can be no assurance that United States investors will be able to enforce against the members of the Board of Directors or certain experts named herein who are residents of Sweden or countries other than the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Swedish court would impose civil liability on the members of the Board of Directors of the Company in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in Sweden against the Company or such members.

  Significant Unallocated Net Proceeds. The Company has not yet identified specific uses for the substantial majority of the net proceeds to be received by it from this offering, and pending such uses, the Company expects to invest such net proceeds in investment grade, short-term, interest-bearing debt securities. The Company will have discretion over the use and investment of such proceeds. See "Use of Proceeds."

                                  THE COMPANY

  The Company was incorporated in the State of Delaware in 1995 and conducts its business through its domestic and international subsidiaries. The Company's business was founded in 1967 and incorporated in Sweden as Industri-Matematik AB ("IMAB"). In May 1995, the then shareholders of IMAB exchanged all of their IMAB shares for shares of the Company's capital stock and IMAB became a wholly-owned subsidiary of the Company. See "Certain Transactions". Unless the context otherwise requires, references in this Prospectus to the "Company" refer to IMI, its predecessors and its subsidiaries. The Company's principal executive offices are located at Kungsgatan 12-14, Box 7733, 103 95 Stockholm, Sweden, telephone number (011) (468) 676-5000 and its principal U.S. office is located at Five Greentree Center, Suite 201, Marlton, New Jersey 08053, telephone number (609) 988-3922.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,200,000 shares of Common Stock being offered by the Company are estimated to be $34.4 million, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The principal purposes of this offering are to obtain additional working capital, establish a public market for the Company's Common Stock and facilitate future access by the Company to the public capital markets. The Company may apply a portion of the net proceeds to the repayment of some or all of the outstanding principal indebtedness, plus accrued interest thereon, under the Company's bank lines of credit. The net proceeds will be used for working capital and general corporate purposes, including the expansion of its sales, support, service and marketing organizations. The Company may also use a portion of the net proceeds to fund acquisitions of complementary technologies, products or businesses, although there are no current agreements or negotiations with respect to any such transaction. Pending such uses, the Company currently plans to invest the net proceeds in investment grade, short-term, interest-bearing debt securities. The Company will not receive any proceeds from the sale of Common Stock by either of the Selling Stockholders. See "Certain Transactions."

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. It is the present intention of the Company to retain any future earnings to provide funds for the operation and expansion of its business. In addition, the payment of dividends is restricted under the terms of the Company's existing credit facilities. The Swedish Company Act imposes certain limitations on the ability of IMAB to pay dividends to the Company. See "Risk Factors--Holding Company Structure."

                                CAPITALIZATION

  The following table sets forth as of April 30, 1996 (i) the actual capitalization of the Company, (ii) the capitalization of the Company on a pro forma basis giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and Class B Common Stock, and (iii) the capitalization of the Company as adjusted to reflect the sale of the 3,200,000 shares of Common Stock offered by the Company hereby (assuming an estimated initial offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the expected application of the estimated net proceeds therefrom). See "Use of Proceeds."

                                                        APRIL 30, 1996
                                                 ------------------------------
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                        (IN THOUSANDS)
Current portion of long-term debt (1)........... $   349   $   349   $    --
                                                 =======   =======   ========
Long-term debt, less current portion (1)........ $ 7,950   $ 7,950   $    --
Stockholders' equity:
  Preferred Stock; $.01 par value; 15,000,000
   shares authorized; 14,630,250 shares issued
   and outstanding (pro forma: no shares
   outstanding).................................     146       --         --
  Common Stock; voting, $.01 par value;
   62,500,000 shares authorized; 9,480,003
   shares issued and outstanding
   (pro forma and as adjusted: 12,406,053 and
   15,606,053 shares issued and outstanding)
   (2)..........................................      94       124        156
  Class B Common Stock; non-voting, $.01 par
   value; 12,500,000 shares authorized; 384,000
   shares issued and outstanding (pro forma and
   as adjusted: 12,088,200 shares issued and
   outstanding).................................       4       120        120
Additional paid-in capital......................  15,323    15,323     49,653
Accumulated deficit............................. (10,870)  (10,870)   (10,870)
Cumulative translation adjustment...............  (1,569)   (1,569)    (1,569)
Notes receivable from stockholders..............  (2,626)   (2,626)    (2,626)
                                                 -------   -------   --------
    Total stockholders' equity .................     502       502     34,864
                                                 -------   -------   --------
      Total capitalization ..................... $ 8,452   $ 8,452   $ 34,864
                                                 =======   =======   ========

- --------
(1) See Note 10 of Notes to Consolidated Financial Statements.
(2) Excludes 939,975 shares of Common Stock issuable upon the exercise of stock options outstanding as of April 30, 1996, at a weighted average exercise price of $2.00 per share. See "Management--Stock Option Plan."

                                   DILUTION

  The pro forma net tangible book value of the Company at April 30, 1996 was $(1,486,000), or $(0.06) per share. Pro forma net tangible book value per share represents the amount of total tangible assets (which excludes deferred tax assets) less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and Class B Common Stock upon the closing of this offering.

  After giving effect to the sale of the 3,200,000 shares of Common Stock offered by the Company hereby (assuming an estimated initial offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) and the expected application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at April 30, 1996, would have been $32,876,000, or $1.19 per share. This represents an immediate increase in net tangible book value of $1.25 per share to existing stockholders and an immediate dilution in net tangible book value of $10.81 per share to purchasers of Common Stock in this offering. The following table illustrates the dilution in net tangible book value per share to new investors:

Initial public offering price per share.........................         $12.00
  Pro forma net tangible book value per share at April 30, 1996. $(0.06)
  Increase per share attributable to new investors..............   1.25
                                                                 ------
Pro forma net tangible book value per share after offering......           1.19
                                                                         ------
Pro forma net tangible book value dilution per share to new in-
 vestors........................................................         $10.81
                                                                         ======

  The following table summarizes, on a pro forma basis, as of April 30, 1996, the number of shares of Common Stock purchased from the Company, the total cash paid to the Company and the average price paid per share by existing stockholders and by new investors purchasing shares at an assumed initial public offering price of $12.00 per share.

                             SHARES PURCHASED
                                   (1)         TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 24,494,253   88.4% $15,567,000   28.9%    $ 0.64
New investors..............  3,200,000   11.6   38,400,000   71.1      12.00
                            ----------  -----  -----------  -----
  Total.................... 27,694,253  100.0% $53,967,000  100.0%
                            ==========  =====  ===========  =====

- --------
(1) Sales by the Selling Stockholder in this offering will reduce the number of shares held by existing stockholders to 23,694,253 shares, or 85.6% of the total number of shares of Common Stock to be outstanding after the offering, and will increase the number of shares held by the new investors to 4,000,000 shares, or 14.4% of the total number of shares of Common Stock to be outstanding after this offering. See "Principal and Selling Stockholders."

  The above tables exclude 939,975 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.00 per share. To the extent outstanding options are exercised, new investors will experience further dilution. See "Management--Stock Option Plan."

                                EXCHANGE RATES

  A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent the U.K. pound sterling. The Company incurs a significant portion of its expenses in Swedish kronor, including all of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The financial statements of the Company are translated from the functional currency of the operating subsidiaries into U.S. dollars, the Company's reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity. Fluctuations in the Swedish krona and other currencies relative to the U.S. dollar will effect period to period comparison of the Company's reported results of operations. Due to the constantly changing currency exposures and the volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. The Company does not currently undertake hedging transactions and has limited lines of credit to cover its currency exposure. The Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate.

  The table below sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the Swedish krona based on the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 6, 1996, the Noon Buying Rate was $1.00 = SEK 6.7480.

                          KRONA/DOLLAR EXCHANGE RATES
                              (KRONOR PER DOLLAR)

                                                       AT END
                                                         OF   AVERAGE
                                                       PERIOD RATE (1) HIGH LOW
                                                       ------ -------- ---- ----
May 1, 1993 to April 30, 1994.........................  7.66    7.95   8.48 7.17
May 1, 1994 to April 30, 1995.........................  7.27    7.52   7.96 7.06
May 1, 1995 to April 30, 1996.........................  6.79    6.94   7.44 6.50

- --------
(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

  Prior to May 17, 1991, the position of the krona was measured by an index in which the currencies of each of Sweden's 15 most important trading partners had a specific weight related to each country's average portion of Swedish foreign trade during the preceding five years. On May 17, 1991, the Bank of Sweden unilaterally pegged the Swedish krona to the European Currency Unit ("ECU"). However, as a result of instability in the currency system during the fall of 1992, a number of countries withdrew from the European Monetary System. During this time, there was speculation against the krona, forcing the Bank of Sweden to intervene heavily in the foreign exchange market to support the krona. As this intervention proved insufficient to stabilize the krona, the Bank of Sweden let the krona exchange rate float against other currencies from November 19, 1992, leading to depreciation of the krona against several other currencies during 1992 and 1993, before stabilizing in 1994. During the first six months of 1995, the Swedish krona depreciated approximately 6% against the ECU, while it appreciated approximately 11% against the ECU in the last six months of 1995, with the effect that the average Swedish krona exchange rate in relation to the ECU in 1995 was 2% lower than the corresponding rate in 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors--Exposure to Currency Fluctuations."

  There are currently no Swedish foreign exchange control restrictions on the conduct of the Company's operations.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus. The statement of operations for the years ended April 30, 1994, 1995, and 1996, and the balance sheet data at April 30, 1995, and 1996, are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus which have been audited by Ohrlings Coopers & Lybrand AB, independent auditors.

                                            YEAR ENDED APRIL 30,
                                   -------------------------------------------
                                    1992     1993     1994     1995     1996
                                   -------  -------  -------  -------  -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERA-
 TIONS DATA:
 Revenues:
  Licenses........................ $ 3,433  $ 5,698  $ 5,254  $10,661  $15,474
  Services and maintenance........  17,107   15,648   11,950   14,543   23,103
  Other...........................   5,369    2,450    1,576    2,540    1,432
                                   -------  -------  -------  -------  -------
    Total revenues................  25,909   23,796   18,780   27,744   40,009
 Cost of revenues:
  Licenses........................     220    1,136      721    2,172    2,717
  Services and maintenance........  15,829   11,854   10,030   12,424   16,813
  Other...........................   5,653    2,417      831    2,252      947
                                   -------  -------  -------  -------  -------
    Total cost of revenues........  21,702   15,407   11,582   16,848   20,477
                                   -------  -------  -------  -------  -------
    Gross profit..................   4,207    8,389    7,198   10,896   19,532
 Operating expenses:
  Product development.............   3,976    3,593    5,517    7,009    6,822
  Sales and marketing.............   3,503    2,693    3,056    5,720    7,746
  General and administrative......   2,510    4,431    3,688    4,192    3,579
                                   -------  -------  -------  -------  -------
    Total operating expenses......   9,989   10,717   12,261   16,921   18,147
                                   -------  -------  -------  -------  -------
 Income (loss) from operations....  (5,782)  (2,328)  (5,063)  (6,025)   1,385
 Other income (expense):
  Gain on sale of subsidiary(1)...     --     1,291      --       --       --
  Interest income.................      46        8       40       15       13
  Interest expense................    (371)    (584)    (229)    (689)    (744)
  Miscellaneous income (expense)..      11       82     (227)    (384)     (12)
                                   -------  -------  -------  -------  -------
 Income (loss) from continuing
  operations before income taxes..  (6,096)  (1,531)  (5,479)  (7,083)     642
 Provision (benefit) for income
  taxes...........................     202      122       40     (941)    (781)
                                   -------  -------  -------  -------  -------
 Income (loss) from continuing
  operations......................  (6,298)  (1,653)  (5,519)  (6,142)   1,423
 Income (loss) from discontinued
  operations......................    (432)    (156)    (151)    (246)     327
                                   -------  -------  -------  -------  -------
 Net income (loss)................ $(6,730) $(1,809) $(5,670) $(6,388) $ 1,750
                                   =======  =======  =======  =======  =======
 Pro forma net income per share
  data(2):
 Income from continuing
  operations......................                                     $  0.06
 Income from discontinued
  operations......................                                        0.01
                                                                       -------
 Pro forma net income per share...                                     $  0.07
                                                                       =======
 Pro forma shares used in per
  share calculation...............                                      25,278
                                                                       =======
                                                  APRIL 30,
                                   -------------------------------------------
                                    1992     1993     1994     1995     1996
                                   -------  -------  -------  -------  -------
                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents........ $   286  $    99  $    75  $   160  $   558
 Working capital..................   8,102    7,988    3,789    2,980    5,962
 Total assets.....................  18,550   15,630   13,364   15,508   21,324
 Long-term debt, less current por-
  tion............................   3,977    4,284    3,634    6,725    7,950
 Total stockholders' equity.......   6,349    5,513    1,779   (2,097)     502

- --------
(1) During the fiscal year ended April 30, 1993, the Company sold all of its interest in Systecon AB, a wholly-owned subsidiary. The gain recognized on the sale represents the excess of the sales price over the Company's book basis. During fiscal 1993, Systecon AB generated revenues of $3.1 million.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in calculating pro forma net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Business."

OVERVIEW

  IMI develops, markets and supports client/server application software that enables manufacturers, distributors and wholesalers to more effectively manage the demand chain. The Company was founded in 1967 as a custom software development and consulting services organization. The Company developed and delivered its first distribution logistics software in 1974, its first UNIX-based version in 1984 and its first Oracle-based client/server version in 1991. In 1993, the Company introduced its current generation product, System ESS, which was designed to meet the needs of multinational manufacturers, distributors and wholesalers. Since that time, the Company's operating expenses have increased substantially as the Company has made significant investments outside Sweden in sales and marketing, customer support and product development related to System ESS. As a result of these investments, greater market acceptance of System ESS and expansion of its business outside Sweden, the Company's revenues have grown in recent years, increasing from $18.8 million in fiscal 1994 to $40.0 million in fiscal 1996, with revenues from sales outside Sweden increasing from $5.0 million to $26.2 million over the same period. Revenues for Sweden decreased from $17.0 million in fiscal 1995 to $13.5 million in fiscal 1996 due to a large sale made in fiscal 1995 in Sweden. The Company reached profitability in the third and fourth quarters of fiscal 1996 and in the most recent fiscal year ended April 30, 1996. The operations in the United Kingdom reported operating losses for fiscal years 1995 and 1996 of $0.1 million and $0.9 million, respectively. These losses are due to the fact that the operations were established in the United Kingdom during fiscal 1995. There can be no assurance that the Company will sustain profitablity on a quarterly or annual basis in the future. See "Quarterly Financial Results" and "Risk Factors--No Assurance of Profitability" and "-- Significant Fluctuations in Quarterly Operating Results and Seasonality; Potential Quarterly Losses."

  A substantial majority of the Company's revenues in the last three years have been attributable to license fees and related services, including software maintenance and support, implementation, consulting and training. Recently, the Company has experienced an increase in license revenues as a percentage of total revenues due to an increase in individual licenses of System ESS to multinational manufacturers, distributors and wholesalers. The Company expects that license and services revenues related to System ESS will continue to constitute predominantly all of the Company's total revenues in the foreseeable future. License revenues are recognized upon the signing of the license agreement and shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Annual maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the maintenance agreement. Revenues from implementation, training and consulting services are recognized when the relevant services are performed. The Company recognized revenues, in all periods presented, in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition."

  The Company plans to increase expenditures in order to fund the continued expansion of its worldwide operations, including greater levels of product development and larger and more geographically dispersed sales, support, service and marketing organizations. Although the Company believes such expenditures will ultimately improve the Company's operating results, to the extent such expenditures are incurred and revenues do not correspondingly increase, the Company's operating results will be materially adversely affected. Future operating results will depend on many factors, including the growth of the demand chain management software market, market acceptance of the Company's products, competition, the success of the Company's expansion of its sales, support, service and marketing organizations, general economic conditions and other factors. See "Risk Factors--No Assurance of Profitability," "--Significant Fluctuations in Quarterly Operating Results and Seasonality; Potential Quarterly Losses" "--Dependence on Principal Product," "--Dependence on Emerging Market for Demand Chain Management Software" and "-- Dependence upon Successful Expansion of Sales, Support, Service and Marketing Organizations."

  A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent the U.K. pound sterling. The Company incurs a significant portion of its expenses in Swedish kronor, including all of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The financial statements of the Company are translated from the functional currency of the operating subsidiaries into U.S. dollars, the Company's reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity. Fluctuations in the Swedish krona and other currencies relative to the U.S. dollar will affect period to period comparison of the Company's reported results of operations. Due to the constantly changing currency exposures and the volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. The Company does not currently undertake hedging transactions and has limited lines of credit to cover its currency exposure. The Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate. See "Risk Factors--Exposure to Currency Fluctuations" and "Exchange Rates."

RESULTS OF OPERATIONS

  For the fiscal periods indicated, the following table sets forth the percentage of total revenues represented by certain items reflected in the Company's consolidated statements of operations:

                                            YEAR ENDED APRIL 30,
                                        -------------------------------------
                                        1992    1993    1994    1995    1996
                                        -----   -----   -----   -----   -----
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Licenses.............................  13.3 %  23.9 %  28.0 %  38.4 %  38.7 %
  Services and maintenance.............  66.0    65.8    63.6    52.4    57.7
  Other................................  20.7    10.3     8.4     9.2     3.6
                                        -----   -----   -----   -----   -----
    Total revenues..................... 100.0   100.0   100.0   100.0   100.0
                                        -----   -----   -----   -----   -----
Cost of revenues:
  Licenses.............................   0.8     4.8     3.8     7.8     6.8
  Services and maintenance.............  61.1    49.8    53.4    44.8    42.0
  Other................................  21.8    10.2     4.4     8.1     2.4
                                        -----   -----   -----   -----   -----
    Total cost of revenues.............  83.7    64.8    61.6    60.7    51.2
                                        -----   -----   -----   -----   -----
    Gross profit.......................  16.3    35.2    38.4    39.3    48.8
Operating expenses:
  Product development..................  15.3    15.1    29.4    25.3    17.1
  Sales and marketing..................  13.5    11.3    16.3    20.6    19.4
  General and administrative...........   9.7    18.6    19.6    15.1     8.9
                                        -----   -----   -----   -----   -----
    Total operating expenses...........  38.5    45.0    65.3    61.0    45.4
                                        -----   -----   -----   -----   -----
Income (loss) from operations.......... (22.2)   (9.8)  (26.9)  (21.7)    3.4
Other income (expense):
  Gain on sale of subsidiary(1)........    --     5.4      --      --      --
  Interest income......................   0.2     0.0     0.2     0.1     0.0
  Interest expense.....................  (1.4)   (2.5)   (1.2)   (2.5)   (1.9)
  Miscellaneous income (expense).......   0.0     0.3    (1.2)   (1.4)    0.0
                                        -----   -----   -----   -----   -----
Income (loss) from continuing
   operations before income taxes...... (23.4)   (6.6)  (29.1)  (25.5)    1.5
Provision (benefit) for income taxes...   0.8     0.5     0.2    (3.4)   (2.0)
                                        -----   -----   -----   -----   -----
Income (loss) from continuing opera-
 tions................................. (24.2)   (7.1)  (29.3)  (22.1)    3.5
Income (loss) from discontinued opera-
 tions.................................  (1.7)   (0.7)   (0.8)   (0.9)    0.8
                                        -----   -----   -----   -----   -----
Net income (loss)...................... (25.9)%  (7.8)% (30.1)% (23.0)%   4.3 %
                                        =====   =====   =====   =====   =====

- --------
(1) During the fiscal year ended April 30, 1993, the Company sold all of its interest in Systecon AB, a wholly-owned subsidiary. The gain recognized on the sale represents the excess of the sales price over the Company's book basis.

COMPARISON OF FISCAL YEARS 1996, 1995 AND 1994

 Revenues

  Total revenues consist of revenues derived from sales of software licenses and related services, including software maintenance and support, implementation, consulting and training. Total revenues increased 44.2% to $40.0 million in fiscal 1996 from $27.7 million in fiscal 1995, and increased 47.7% in fiscal 1995 from $18.8 million in fiscal 1994. The increase in revenues during these periods was primarily due to increased license fees from the Company's System ESS product and related service and maintenance fees.

  Licenses. Software license revenues increased 45.1% to $15.5 million in fiscal 1996 from $10.7 million in fiscal 1995, and increased 102.9% in fiscal 1995 from $5.3 million in fiscal 1994. Software license revenues constituted 38.7%, 38.4% and 28.0% of total revenues in fiscal 1996, 1995 and 1994, respectively. The significant increases in software license revenues were primarily due to growing market acceptance of the Company's software products and continued expansion of the Company's sales and marketing organization, particularly into new geographical areas and new vertical markets. This is evidenced by the increase in the percentage of license revenues from the market outside Sweden to 93.1% of license revenues in fiscal 1996 from 64.8% in fiscal 1995 and 90.6% in fiscal 1994. The majority of such license revenues outside Sweden were from the United States and the United Kingdom. The Company expects to continue to expand into new geographical areas and vertical markets; however, there can be no assurance that market acceptance of the Company's products will continue to grow or that the Company will be able to expand its direct sales, service, support and marketing organizations successfully. See "Risk Factors--Dependence upon Successful Expansion of Sales, Support, Service and Marketing Organizations."

  Service and Maintenance. Service and maintenance revenues increased 58.9% to $23.1 million in fiscal 1996 from $14.5 million in fiscal 1995, and increased 21.7% from $12.0 million in fiscal 1994. Service and maintenance revenues constituted 57.7%, 52.4% and 63.6% of total revenues in fiscal 1996, 1995 and 1994, respectively. The significant increases in the dollar amount of service and maintenance revenues were primarily due to the increase in services related to a greater number of System ESS licenses sold, as well as the high percentage of maintenance agreement renewals for licenses sold in prior years. The Company expects service and maintenance revenues as a percentage of total revenues to continue to fluctuate on a period to period basis. The Company's sales and marketing strategy is to increase its utilization of third-party implementation services to enable it to more rapidly penetrate its target markets. To the extent that such efforts are successful, the Company believes that service and maintenance revenues could decline as a percentage of total revenues. See "Risk Factors--Reliance on and Need to Develop Additional Relationships with Third Parties."

  Other. Other revenues are primarily third-party hardware sales to help certain customers implement System ESS. Other revenues decreased 43.6% to $1.4 million in fiscal 1996 from $2.5 million in fiscal 1995 and increased 61.2% in fiscal 1995 from $1.6 million in fiscal 1994. Other revenues constituted 3.6%, 9.2% and 8.4% of revenues in fiscal 1996, 1995 and 1994 respectively. Commencing in fiscal 1993 the Company deliberately reduced its emphasis on providing third-party hardware and support, and its strategy is to minimize its efforts in this area except on an as needed basis. The Company expects other revenues to fluctuate on a period to period basis, to generally decrease in absolute dollars and to decline significantly as a percentage of total revenues.

 Cost of Revenues

  Cost of revenues was $20.5 million, $16.8 million and $11.6 million in fiscal 1996, 1995 and 1994, representing 51.2%, 60.7% and 61.6% of total revenues, respectively. As a percentage of total revenues, cost of revenues remained relatively flat from fiscal 1994 to fiscal 1995, but declined from fiscal 1995 to fiscal 1996. This decrease was primarily due to an increase in the gross margin of service and maintenance revenues and a decrease in other revenues as a percentage of total revenues. The Company anticipates that if revenues from licenses of System ESS continue to increase as a percentage of total revenues, then costs of revenues may continue to decline as a percentage of total revenues, because the gross margin on license revenues is higher than the gross margin on all other revenues.

  The following table sets forth, for the periods indicated, cost of revenues for each revenue category and the cost of revenues represented as a percentage of each revenue category:

                                          YEAR ENDED APRIL 30,
                          -----------------------------------------------------
                                1994              1995              1996
                          ----------------- ----------------- -----------------
                            COST     % OF     COST     % OF     COST     % OF
                             OF    REVENUE     OF    REVENUE     OF    REVENUE
                          REVENUES CATEGORY REVENUES CATEGORY REVENUES CATEGORY
                          -------- -------- -------- -------- -------- --------
                                 (IN THOUSANDS, EXCEPT PERCENTAGE DATA)

 Licenses................ $   721    13.7%  $ 2,172    20.4%  $ 2,717    17.6%
 Services and
  maintenance............  10,030    83.9    12,424    85.4    16,813    72.8
 Other...................     831    52.7     2,252    88.7       947    66.1
                          -------           -------           -------
  Total cost of revenues. $11,582    61.6%  $16,848    60.7%  $20,477    51.2%
                          =======           =======           =======

  Cost of License Revenues. Cost of license revenues consists primarily of commissions and license fees paid to third parties in fiscal years 1995 and 1996, particularly fees paid to Oracle pursuant to an informal joint marketing and sales arrangement. Cost of license revenues was $2.7 million, $2.2 million and $0.7 million in fiscal 1996, 1995 and 1994, and 17.6%, 20.4% and 13.7% of license revenues, respectively. The increase in the absolute dollar amount of the cost of license revenues was principally related to the higher level of software licenses sold. In fiscal 1996, 58% of the Company's license revenues and 24% of the Company's total revenues was derived from six customers introduced to the Company by Oracle pursuant to such arrangement. The parties have commenced discussions concerning the formalization of their relationship in a written contract. The Company anticipates that, if concluded, such written contract may provide for Oracle to receive, in certain geographic markets, a higher proportion of license revenues from System ESS if Oracle's responsibility for sales and marketing activities in such geographic markets increases. There can be no assurance that the Company will successfully conclude a formal agreement with Oracle or that such formal agreement, if concluded, will be on terms favorable to the Company. See "Risk Factors-- Relationship with Oracle Corporation."

  Cost of Service and Maintenance Revenues. Cost of service and maintenance revenues consists primarily of costs associated with consulting, implementation, training and ongoing support. Cost of service and maintenance revenues was $16.8 million, $12.4 million and $10.0 million in fiscal 1996, 1995 and 1994, representing 72.8%, 85.4% and 83.9% of service and maintenance revenues, respectively. The increase in cost of service and maintenance revenues in absolute dollars was primarily due to the increase in the number of personnel providing consulting and training services to customers. Although the Company intends to continue to enter into informal joint marketing arrangements with third parties, including systems integrators, who might provide services to the Company's customers, the Company expects to continue to increase the number of its service personnel in the future as the number of licensees of System ESS increases.

  Cost of Other Revenues. Cost of other revenues consists primarily of the cost of third party hardware supplied to certain customers. Cost of other revenues was $0.9 million, $2.3 million and $0.8 million in fiscal 1996, 1995 and 1994, representing 66.1%, 88.7% and 52.7% of other revenues, respectively. Commencing in fiscal 1993, the Company deliberately reduced its emphasis on providing third-party hardware and support, and its strategy is to minimize its efforts in this area except on an as needed basis. The Company expects cost of other revenues to fluctuate on a period to period basis, to generally decrease in absolute dollars and to decline significantly as a percentage of total cost of revenues.

  Product Development. Product development expenses consist primarily of salaries and other related costs for the Company's engineering staff. Product development expenses were $6.8 million, $7.0 million and $5.5 million in fiscal 1996, 1995 and 1994, representing 17.1%, 25.3% and 29.4% of total revenues, respectively. The increase in fiscal 1995 in product development expenses in absolute dollars was primarily due to the increased headcount of, and associated support for, product engineers to assist with the completion of Release 4.1 of System ESS, and the hiring of third party consultants. The decrease in fiscal 1996 in product development expenses in absolute dollars was due primarily to a decline in the Company's use of third party consultant engineers. As a percentage of total revenues, product development expenses declined in fiscal 1995 and 1996, primarily due to an increase in revenues related to System ESS. The Company believes that a significant level of investment for product development is required to remain competitive and, accordingly, the Company anticipates that product development expenses will increase in the future, both in absolute dollars and as a percentage of total revenues.

  In accordance with the Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 86, software development costs are expensed as incurred until technological feasibility has been established, after which time such costs are capitalized until the product is available for general release to customers. To date, costs incurred after establishment of technological feasibility have been immaterial and, as a result, all product development costs have been expensed as incurred.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and bonuses, and other related costs for sales and marketing personnel. Sales and marketing expenses were $7.7 million, $5.7 million and $3.1 million in fiscal 1996, 1995 and 1994, representing 19.4%, 20.6% and 16.3% of total revenues, respectively. The increase in sales and marketing expenses in absolute dollars from fiscal 1994 to fiscal 1996 was primarily due to increased headcount as the Company established and expanded new sales offices in the United States and the United Kingdom. The Company intends to continue the expansion of its sales and marketing efforts and anticipates that sales and marketing expenses will increase in absolute dollars and as a percentage of total revenues in the future. See "Risk Factors--Dependence upon Successful Expansion of Sales, Support, Service and Marketing Organizations."

  General and Administrative. General and administrative expenses consist primarily of salary expenses and related expenses for administrative and executive staff. General and administrative expenses were $3.6 million, $4.2 million and $3.7 million in fiscal 1996, 1995 and 1994, representing 8.9%, 15.1% and 19.6% of total revenues, respectively. General and administrative expenses increased from fiscal 1994 to fiscal 1995 due primarily to severance benefits incurred relating to changes in management and costs incurred relating to obsolete computer equipment. An accrual for a loss contract was made during fiscal 1995 to reserve for obsolete software that was part of an operating lease contract for computer hardware. The amount accrued represents the software portion of the future minimum lease payments based on the fair value of the software in relation to the fair value of both the hardware and software provided under the lease contract. Accruals for contract expenses are primarily license fees to third parties for software included in the sale of System ESS. The Company believes that general and administrative expenses will generally increase in absolute dollars but should decrease as a percentage of total revenues.

  Discontinued Operations. In fiscal 1996, the Company adopted a plan to divest its 55% owned subsidiary, Pargon AB ("Pargon"), whose business was focused on microprocessor compiler software and systems consulting services, and therefore did not fit the Company's strategy of focusing on System ESS. In connection with the discontinued Pargon operations, the Company recorded income of $0.3 million, losses of $0.2 million and losses of $0.2 million in fiscal 1996, 1995 and 1994, respectively. It is not yet possible to estimate the prospective gain or loss on the disposition of the discontinued operations; however, the Company does not expect that such disposition will have a material effect on the Company's financial condition and results of operations.

  Provision for Income Taxes. In fiscal 1996 and 1995, respectively, the Company recorded a benefit for income taxes of $0.8 million and $0.9 million, respectively. The benefits related primarily to the reduction of the Company's valuation allowance on deferred tax assets. At April 30, 1996, the Company had approximately $5.3 million of gross deferred tax assets comprised primarily of net operating loss carry- forwards in Sweden. Such net operating loss carryforwards are available for an indefinite period of time. The Company has recorded a valuation allowance with respect to a portion of such deferred tax asset. The Company will continue to assess the realizability of the deferred tax assets based upon actual and forecasted operating results. Estimated future earnings necessary to fully realize the net deferred tax asset are $7.1 million. Such earnings are forecasted to be realized within two years, although there can be no assurance that future earnings, if any, will meet currently forecasted levels within such time. See "Risk Factors--Uncertainty of Realizability of Deferred Tax Asset."

QUARTERLY FINANCIAL RESULTS

  The following table set forth unaudited consolidated statement of operations data for each of the eight quarters in the period ended April 30, 1996. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere herein, and include all adjustments necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and the Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                          QUARTER ENDED
                                            -------------------------------------------------------------------------------
                                            JULY 31,  OCT. 31, JAN. 31,  APRIL 30,  JULY 31,  OCT. 31,  JAN. 31,  APRIL 30,
                                              1994      1994     1995      1995       1995      1995      1996      1996
                                            --------  -------- --------  ---------  --------  --------  --------  ---------
                                                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
 Licenses.................................  $     63   $3,862  $ 3,438   $  3,298   $    197  $ 1,536   $ 6,258    $ 7,483
 Services and maintenance.................     3,218    3,271    3,910      4,144      4,272    5,770     6,149      6,912
 Other....................................       456      783      658        643        256      506       396        274
                                            --------   ------  -------   --------   --------  -------   -------    -------
  Total revenues..........................     3,737    7,916    8,006      8,085      4,725    7,812    12,803     14,669
Cost of revenues:
 Licenses.................................         8      685      890        589          3      152     1,016      1,546
 Services and maintenance.................     2,654    2,926    3,386      3,458      3,579    3,908     4,029      5,297
 Other....................................       378      627      506        741        204      369       220        154
                                            --------   ------  -------   --------   --------  -------   -------    -------
  Total cost of revenues..................     3,040    4,238    4,782      4,788      3,786    4,429     5,265      6,997
                                            --------   ------  -------   --------   --------  -------   -------    -------
  Gross profit............................       697    3,678    3,224      3,297        939    3,383     7,538      7,672
Operating expenses:
 Product development......................     1,178    1,556    2,163      2,112      1,368    1,557     1,716      2,181
 Sales and marketing......................       812    1,201    1,232      2,475      1,385    1,629     2,121      2,611
 General and administration...............       563      585      444      2,600        828      907       886        958
                                            --------   ------  -------   --------   --------  -------   -------    -------
  Total operating expenses................     2,553    3,342    3,839      7,187      3,581    4,093     4,723      5,750
                                            --------   ------  -------   --------   --------  -------   -------    -------
Income (loss) from operations.............    (1,856)     336     (615)    (3,890)    (2,642)    (710)    2,815      1,922
Other income (expense):
 Interest income..........................         0        0        7          8          4        0         5          4
 Interest expense.........................      (132)    (169)    (193)      (195)      (189)    (196)     (188)      (171)
 Miscellaneous income (expense)...........       (20)     (23)      45       (386)       (16)     258      (259)         5
                                            --------   ------  -------   --------   --------  -------   -------    -------
Income (loss) from continuing operations
 before income taxes......................    (2,008)     144     (756)    (4,463)    (2,843)    (648)    2,373      1,760
Provision (benefit) for income taxes......      (249)    (120)    (175)      (397)      (564)    (301)       62         22
                                            --------   ------  -------   --------   --------  -------   -------    -------
Income (loss) from continuing operations..    (1,759)     264     (581)    (4,066)    (2,279)    (347)    2,311      1,738
Income (loss) from discontinued
 operations...............................      (117)    (148)      24         (5)       (78)     134       189         82
                                            --------   ------  -------   --------   --------  -------   -------    -------
Net income (loss).........................  $ (1,876)  $  116  $  (557)  $ (4,071)  $ (2,357) $  (213)  $ 2,500    $ 1,820
                                            ========   ======  =======   ========   ========  =======   =======    =======

  The following table sets forth as a percentage of total revenues, certain line items in the Company's consolidated statement of operations for the periods indicated:

                                                        QUARTER ENDED
                          ----------------------------------------------------------------------------
                          JULY 31,  OCT. 31, JAN. 31, APRIL 30, JULY 31,  OCT. 31,  JAN. 31, APRIL 30,
                            1994      1994     1995     1995      1995      1995      1996     1996
                          --------  -------- -------- --------- --------  --------  -------- ---------
Revenues:
 Licenses...............     1.7%     48.8%    43.0%     40.7%     4.2%     19.7%     48.9%     51.0%
 Services and
  maintenance...........    86.1      41.3     48.8      51.3     90.4      73.8      48.0      47.1
 Other .................    12.2       9.9      8.2       8.0      5.4       6.5       3.1       1.9
                           -----     -----    -----     -----    -----     -----     -----     -----
  Total revenues........   100.0     100.0    100.0     100.0    100.0     100.0     100.0     100.0
                           -----     -----    -----     -----    -----     -----     -----     -----
Cost of revenues:
 Licenses...............     0.2       8.6     11.1       7.2      0.1       1.9       7.9      10.5
 Services and
  maintenance...........    71.0      37.0     42.3      42.8     75.7      50.0      31.5      36.2
 Other..................    10.1       7.9      6.3       9.2      4.3       4.8       1.7       1.0
                           -----     -----    -----     -----    -----     -----     -----     -----
  Total cost of
   revenues.............    81.3      53.5     59.7      59.2     80.1      56.7      41.1      47.7
                           -----     -----    -----     -----    -----     -----     -----     -----
  Gross profit..........    18.7      46.5     40.3      40.8     19.9      43.3      58.9      52.3
Operating expenses:
 Product development....    31.5      19.6     27.0      26.1     28.9      19.9      13.4      14.9
 Sales and marketing....    21.7      15.2     15.4      30.6     29.4      20.9      16.6      17.8
 General and
  administrative            15.1       7.4      5.6      32.2     17.5      11.6       6.9       6.5
                           -----     -----    -----     -----    -----     -----     -----     -----
  Total operating
   expenses.............    68.3      42.2     48.0      88.9     75.8      52.4      36.9      39.2
                           -----     -----    -----     -----    -----     -----     -----     -----
Income (loss) from
 operations.............   (49.6)      4.3     (7.7)    (48.1)   (55.9)     (9.1)     22.0      13.1
Other income (expense):
 Interest income........     0.0       0.0      0.1       0.1      0.1       0.0       0.0       0.0
 Interest expense.......    (3.6)     (2.2)    (2.4)     (2.4)    (4.0)     (2.5)     (1.5)     (1.1)
 Miscellaneous income
  (expense).............    (0.5)     (0.3)     0.6      (4.8)    (0.4)      3.3      (2.0)      0.0
                           -----     -----    -----     -----    -----     -----     -----     -----
Income (loss) from
 continuing operations
 before income taxes....   (53.7)      1.8     (9.4)    (55.2)   (60.2)     (8.3)     18.5      12.0
Provision (benefit) for
 income taxes...........    (6.6)     (1.5)    (2.1)     (4.9)   (12.0)     (3.9)      0.4       0.1
                           -----     -----    -----     -----    -----     -----     -----     -----
Income (loss) from
 continuing operations..   (47.1)      3.3     (7.3)    (50.3)   (48.2)     (4.4)     18.1      11.9
Income (loss) from
 discontinued
 operations.............    (3.1)     (1.8)     0.3      (0.1)    (1.7)      1.7       1.4       0.5
                           -----     -----    -----     -----    -----     -----     -----     -----
Net income (loss).......   (50.2)%     1.5%   (7.0)%    (50.4)%  (49.9)%    (2.7)%    19.5%     12.4%
                           =====     =====    =====     =====    =====     =====     =====     =====

  In fiscal 1996, total revenues increased throughout the year from $4.7 million in the quarter ended July 31, 1995 to $14.7 million in the quarter ended April 30, 1996. This growth reflects continued geographic expansion of the Company's operations, growth of large customer account license sales and greater market acceptance of the Company's products and related services. License revenues continued to grow to 51.0% of total revenues in the fourth quarter of fiscal 1996 from 40.7% in the same quarter of the previous year. The decrease in other revenues is generally attributable to lower sales of hardware products by the Company.

  Gross profit increased significantly from the first half to the second half of fiscal 1996, primarily due to increased license revenues. Gross profit declined dramatically in the first quarter of fiscal 1996 as license revenues, which bear higher gross margins than maintenance and service revenues, comprised 4.2% of total revenues. Gross margin declined from the third quarter of fiscal 1996 to the fourth quarter of fiscal 1996 due primarily to lower gross margins on services and maintenance revenues resulting from an increased level of implementation outsourcing and from year-end bonus payments.

  The Company's quarterly operating results are subject to certain seasonal fluctuations. The Company's revenues, particularly its license revenues, are typically strongest in its third and fourth fiscal quarters ended January 31 and April 30, respectively, and weakest in its first and second fiscal quarters ended July 31 and October 31, respectively. The Company's revenues and operating results in its third fiscal quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting rules, while revenues and operating results in its fourth fiscal quarter typically benefit from the efforts of the Company's sales force to meet fiscal year-end sales quotas. The Company's revenues and operating results are typically lower in its first and second fiscal quarters, as the Company's sales force initiates sales activity directed to achieving fiscal year-end goals. In addition, the Company's first and second fiscal quarters include the months of July and August, when both sales and billable customer services activity, as well as customer purchase decisions, are reduced, particularly in Europe, due to summer vacation schedules. As a result of these seasonal factors, the Company has historically experienced operating losses in its first and/or second fiscal quarters and may continue to experience losses in such quarters in the future, including the quarters ending July 31, 1996 and October 31, 1996.

  The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders for the Company's products; the lengthy sales and implementation cycle for the Company's products and delays in the implementation process; introduction or enhancement of products by the Company or its competitors; changes in pricing policy of the Company or its competitors; increased competition; technological changes in computer systems and environments; the ability of the Company to timely develop, introduce and market new products and new versions of existing products; quality control of products sold; market readiness to deploy demand chain management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenues; customer order deferrals in anticipation of new products and product enhancements; the Company's success in expanding its sales, support, service and marketing organizations; personnel changes; fluctuations in foreign currency exchange rates; mix of license and service and maintenance revenues sold and general economic conditions. As a result of these and other factors, the Company believes that period-to-period quarterly comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  The Company's future quarterly revenues are difficult to forecast in part because the demand chain management software market is an emerging market that is subject to rapid change. Further, because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfulfilled orders. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter and cannot be predicted with any degree of certainty. In addition, the Company typically recognizes a significant portion of license revenues in the last two weeks of a quarter. Any significant shortfall of license revenues in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. Due to the foregoing factors, it is possible that in future periods the Company's revenues, and thus its operating results, may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "Risk Factors--Significant Fluctuations in Quarterly Operating Results and Seasonality; Potential Quarterly Losses."

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has financed and met its capital expenditure requirements through cash flows from operations and long-term borrowings. Since 1993, the Company has also financed its operations through the issuance of capital stock to the principal stockholders for aggregate proceeds of $8.4 million. In fiscal 1996, net cash provided by operating activities of $1.0 million in addition to cash proceeds from the issuance of common stock of $1.2 million was partly utilized in reducing the Company's long-term debt by $0.5 million. In fiscal 1995 and 1994, the Company's cash used in operating activities was financed primarily through the issuance of preferred stock and long-term debt. See "Certain Transactions."

  The increase in accounts receivable, net of allowance for doubtful accounts, increased to $13.1 million at April 30, 1996, from $7.6 million at April 30, 1995, primarily due to significant license agreements signed near the end of fiscal 1996.

  The additions to property and equipment in fiscal 1994 related primarily to furnishing new office space in Sweden and the United States while the corresponding additions in fiscal 1996 relating to furnishing new office space in the United Kingdom.

  The Company finances working capital in part through a bank credit agreement. Under the terms of such agreement, the Company's current line of credit allows for borrowings of up to the equivalent of $9.9 million, available in Swedish kronor, U.S. dollars and British pounds sterling. As of April 30, 1996, the Company had cash and cash equivalents of $0.6 million, working capital of $5.9 million and $7.3 million outstanding under its lines of credit. The Company currently has no significant capital spending or purchase commitments other than normal commitments under facilities and capital leases. The Swedish credit agreements contain a financial covenant requiring that the equity ratio (total stockholders' equity as a percentage of total assets) of IMAB on a Swedish statutory basis be a minimum of 25%. As of, and for the three fiscal years ended, April 30, 1996, the Company was in compliance with such financial covenant.

  The Company believes that the net proceeds from this offering, together with its current cash balances, its lines of credit and the cash flows generated from operations, if any, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. The Company intends to invest the Company's cash in excess of current operating requirements in investment grade, short-term, interest-bearing debt securities. See "Use of Proceeds."

EFFECT OF RECENT PRONOUNCEMENTS

 Accounting for Impairment of Long-Lived Assets

  In March 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS 121 in the first quarter of the financial year ending April 30, 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

 Accounting for Stock-Based Compensation

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for fiscal years beginning on or after December 15, 1995. SFAS No. 123 requires that the compensation cost of issuing stock options be measured at fair value using an option-pricing model. The Company can either recognize the compensation cost in its consolidated financial statements or, if the recognition option is not chosen, disclose the pro forma effects in the notes to the consolidated financial statements. The Company plans to adopt the disclosure option, commencing in the fiscal year ending April 30, 1997. Therefore, SFAS No. 123 will have no effect on the Company's net earnings, stockholders' equity or cash flows.

                                   BUSINESS

  IMI develops, markets and supports client/server application software that enables manufacturers, distributors and wholesalers to more effectively manage the "demand chain." Demand chain management encompasses the execution of multiple customer-centric order fulfillment processes, including order management, distribution logistics, inventory replenishment and demand planning. The Company's principal product, System ESS, has been designed specifically to meet the complex or high-volume demand chain management requirements of large manufacturers, distributors and wholesalers. System ESS allows customers to leverage the value of their existing systems by integrating with legacy and new client/server manufacturing, planning, and financial information systems. Current customers of IMI include large manufacturers, such as Bristol-Myers Squibb Company, Campbell Soup Company, Canon U.S.A., Inc., Dannon Company, Inc., Eastman Kodak Company, Kellogg Company, Matsushita Electrical Corporation of America, and Unisys Corporation, as well as several retail and wholesale distributors.

INDUSTRY BACKGROUND

  In recent years, there has been a fundamental shift in market power from manufacturers and distributors to retailers and consumers. This shift has resulted from the convergence of a number of trends, including the rapid proliferation in the number and variety of product offerings, shorter product life cycles, the emergence of more informed and demanding consumers, and the evolution of the retailing industry from local stores to large national and regional chains of department stores, "superstores" and specialty category stores. These trends have continued to change the way manufacturers, distributors and wholesalers must conduct their businesses to compete effectively. Historically, manufacturers dictated the terms of trade with retailers and consumers and, consequently, organized their businesses primarily to increase manufacturing efficiency and output. Today, customers increasingly are choosing suppliers based on their ability to match product flow to actual customer demand. As a result, manufacturers and distributors are reorganizing their businesses to focus on satisfying customer demand through effective order fulfillment.

  Effective order fulfillment is a complex logistics challenge, requiring manufacturers and distributors to manage broadening product portfolios, multinational distribution, reduced delivery response times, frequent and customer-specific product promotions, lower inventory levels, rapidly changing consumer behavior, and more complex manufacturing strategies, involving global sourcing and assembly from a network of internal and outsourced manufacturers and suppliers. To compete more effectively, manufacturers, distributors and wholesalers must synchronize their internal planning and execution functions with external participants in the demand chain, including consumers, retailers, distributors, manufacturing subcontractors and suppliers. The efficient management and operation of this "virtual enterprise" (see example below) requires capturing information from customer orders--most effectively by using electronic commerce to facilitate communication to and from customers--and delivering it to support manufacturing resource planning ("MRP"), financial reporting and decision support systems. Managing the flow of this complex order information is critical to monitoring such variables as product profitability across customers and geographies, planning the timing and impact of promotional activities, and meeting demand on a customer-by-customer and product-by-product basis.

                       MANAGING THE VIRTUAL ENTERPRISE

                            [ARTWORK APPEARS HERE]

  In order to cope with the logistics challenges of delivering the right product to the right location at the right time and at the right price, manufacturers, distributors and wholesalers, as well as industry consultants and enterprise application software vendors, have in recent years emphasized the need to integrate and more effectively manage what is commonly known as the "supply chain." The supply chain refers to the movement of products from raw material suppliers to manufacturers, to distributors, to wholesalers, to retailers, and ultimately to consumers. In an attempt to achieve the effective integration and management of their supply chains, many companies began to replace their legacy manufacturing and distribution systems with client/server ERP systems which support MRP, financial reporting, and some degree of logistics management functionality. These software solutions traditionally focus on manufacturing efficiency and financial reporting.

  Existing ERP systems tend to focus on supply chain management from a manufacturer-centric, or supply-driven, point of view and, in attempting to meet the changing requirements of today's customer-centric or demand-driven environment, fail to achieve many of the following fundamental strategic objectives for manufacturers, distributors and wholesalers:

  . Automating the Order Fulfillment Process. A high level of system functionality is required for effective fulfillment of orders placed by hundreds or thousands of customers regarding specialized products under differing promotional and packaging schemes. Typically, integrated ERP systems are not optimized to meet these complex needs, leading to delayed shipments or added administrative costs. In particular, existing ERP systems typically cannot disaggregate large orders into their individual components, or "order lines."

  . Management of a Heterogeneous Customer Base. As market power has shifted to retailers and consumers, manufacturers, distributors and wholesalers now are forced to accommodate highly specific customer order fulfillment procedures and other requirements that are dictated by the retailer or consumer. Integrated ERP systems have been designed to maximize the output efficiency of the manufacturer and supplier and typically lack the capabilities necessary to track customer demand and respond efficiently to highly variable order requirements.

  . Scalability. The volume and complexity of customer orders necessitates a highly scalable order fulfillment solution. The Company believes that the leading integrated ERP systems do not meet the transaction volume requirements of many manufacturers, distributors and wholesalers, which can require a solution capable of efficiently processing in excess of 10 million complex order lines per year.

  . Globalized Logistics. Worldwide enterprises must manage their businesses across multiple legal entities, in multiple currencies and multiple languages, with product sourcing from a variety of physical locations, including company-owned manufacturing facilities and warehouses, public warehouses and third-party suppliers. In order to support logistics across this type of global network, ERP systems typically require redundant systems in multiple locations.

  . Adaptability for Electronic Commerce. The virtual enterprise concept can only be implemented successfully if there is compatibility between internal and external information systems. Increasingly, electronic data interchange ("EDI") and other modes of electronic communication, such as the Internet, may provide links between an enterprise and its customers and suppliers. ERP systems often lack the ease of connectivity required for electronic commerce.

  . Timely Implementation. The order fulfillment process is a complex and mission-critical application. Companies require high-performance functionality 24 hours per day, seven days per week. Many buyers of ERP systems have spent one or more years, and considerable resources, attempting to implement a client/server solution without significant success.

THE IMI SOLUTION

  IMI develops, markets and supports client/server application software that enables manufacturers, distributors and wholesalers to more effectively manage the demand chain. The Company believes demand chain management is the next stage in the evolution of logistics management, linking the various elements of the supply chain from a customer-centric, or demand-driven, perspective. System ESS has been designed specifically for the sophisticated order fulfillment requirements of manufacturers, distributors and wholesalers, enabling them to match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics/distribution costs. The key strengths of System ESS include the following:

  . Order Line Independence. System ESS was designed to allow the automation and tracking of complex orders by treating each line of an order independently. This "order line independence" allows a customer order to be serviced automatically by any number of sales organizations, from any number of dispersed inventory locations, for any number of customer destinations. Moreover, order line independence allows the individual order lines in a customer order to be fulfilled simultaneously or sequentially. With System ESS, a customer can place a single order that mixes supply modes, shipping dates and destinations, pricing structures, discount schedules, special promotions, and terms of payment. In addition, System ESS enables companies to automate the order fulfillment process, reducing order cycle time and administrative costs, and presents information in a form which is optimized for detailed measurement and planning.

  . Customer-driven Software Architecture. Each business process function within System ESS is highly flexible, accommodating a heterogeneous mix of customer attributes, including pricing structures, delivery methods, order placement and billing procedures, and promotional activities. Robust customer definition processes in System ESS enable companies to manage diverse customer accounts efficiently and deliver tailored services for maximum customer satisfaction.

  . Scalability. System ESS is based on a three-tier distributed architecture that provides for enterprise-wide scalability. Currently, System ESS is scaled in some implementations to 800 or more simultaneous users. Its efficient use of distributed computing also has enabled users of System ESS to execute and manage over 10 million complex order lines annually. The Company believes that the current version of System ESS is capable of executing substantially higher volumes without significant loss of efficiency.

  . Globalized Logistics. System ESS enables companies to manage more efficiently the complexities of global sales and distribution from a single enterprise database. System ESS allows a company to implement a system for customer order fulfillment on a global basis, while maintaining business structure flexibility with respect to order execution procedures, such as warehousing and distribution. Moreover, the functionality of System ESS supports the complexities of cross-border transactions, such as multiple currencies, import/export laws and documentation requirements.

  . Integration with Complementary Products and Technologies. System ESS has been designed specifically to maximize the value of existing and new complementary systems performing manufacturing, finance or decision support functions as well as to integrate with EDI systems to facilitate electronic commerce with customers and suppliers. System ESS currently uses the Oracle relational database management system as its database server and supports the leading UNIX-based servers and Windows clients. The Company currently is developing support for Windows NT servers. System ESS has been designed to allow customers the freedom to choose the most functional and advanced component applications for creating complete, robust enterprise business systems.

  . Timely Implementation. The Company has designed its product and service offerings to enable customers to configure and implement the Company's software solution on a timely basis, usually within six to 12 months, depending on the required amount of integration with legacy systems, thereby reducing costs and increasing the customer's return on investment. System ESS implementation assistance is provided for customers through the Company's existing service organization and from leading systems integrators.

STRATEGY

  The Company's objective is to be the leading global supplier of demand chain management software solutions to manufacturers, distributors and wholesalers. The key elements of IMI's strategy to achieve this leading position are as follows:

  Target Vertical Markets. The Company has to date focused its marketing, sales and product development efforts towards establishing quality reference customers in specific vertical markets, particularly the consumer packaged goods market and the high-volume wholesale industry. The Company is increasingly targeting other vertical markets which are characterized by a need for highly flexible solutions that can support large and complex transaction volumes, including the health care, automotive parts, electronics and industrial products sectors.

  Expand Sales, Support, Service and Marketing Organizations. IMI currently sells and supports System ESS through direct sales and support organizations in North America and Europe. IMI plans to continue to invest significantly in expanding its sales, support, service and marketing organizations in North America, Europe and Asia Pacific. As IMI increasingly targets large, multinational customers and as existing customers migrate their System ESS installations to other divisions internationally, the Company intends to provide sales and support services on a worldwide basis.

  Expand Usage Within Existing Customer Base. A substantial majority of the Company's customers are large multinational enterprises that initially have licensed System ESS for use within one or more specific divisions. IMI believes that a significant opportunity exists within its established customer base to expand usage of its software by licensing new sites and additional users.

  Enhance Core Product Functionality. The Company intends to continue to focus its product development resources on the development and enhancement of demand chain management software solutions. IMI has over 20 years of experience in developing logistics management software. The Company intends to continue to increase product functionality. IMI currently is funding development efforts to increase order volume throughput, support Windows NT servers, support Internet and Intranet applications, and introduce object-oriented technology.

  Integrate with Complementary Products. The Company believes that the ability to offer a software product that can integrate seamlessly with selected third party components to provide a comprehensive solution tailored for a particular vertical market is a key competitive advantage. The Company intends to continue to integrate System ESS with complementary planning, manufacturing, finance and decision support systems developed by others, including Oracle, Manugistics, Inc., Business Objects S.A., and Datalogix, Inc.

  Establish Partnerships to Leverage Third Party Strengths. In addition to its direct sales and support organizations, the Company has and will continue to establish partnerships with third parties to assist the Company in developing customer relationships and in successfully customizing and implementing System ESS.

PRODUCTS AND SERVICES

  IMI provides a solution for developing demand chain management systems:
System ESS, a client/server integrated order fulfillment system and a set of robust development tools. In addition, the Company and its third party systems integrator partners provide a complete range of customer services, including training, consulting and maintenance.



          [SYSTEM ESS DEMAND CHAIN MANAGEMENT HONEYCOMB APPEAR HERE]

SYSTEM ESS

  System ESS is an open systems, client/server demand chain management solution that provides full capabilities for managing and executing the entire order fulfillment process, including order management, physical logistics, demand replenishment, price and promotion, demand chain monitoring, global organization, electronic commerce and decision support. System ESS can currently operate on server platforms from Hewlett-Packard Corporation, IBM, Digital Equipment Corporation and Sequent Corporation. The Company is currently developing a new version of System ESS that operates on a Windows NT server platform, supports Internet-based electronic commerce and supports five additional languages, which the Company plans to introduce during the quarter ending January 31, 1997. The System ESS client operates on the Windows 3.1, Windows 95 and Windows NT platforms. System ESS provides support for six languages. System ESS makes full use of relational database technology, storing each field in its own column, using descriptive column names and identifying Primary Key/Foreign Key relations. Because System ESS makes optimal use of relational database technology, additional third party tools and complementary applications are easily integrated with System ESS.

  System ESS solution components include:

  Order Management. System ESS performs the core customer interaction functions, including customer order receipt, validation, pricing and invoicing. The order management process initiates and concludes the entire integrated order fulfillment process and enables users to monitor, troubleshoot and proactively expedite order exceptions throughout the order cycle. System ESS flexibly manages a diverse set of order types, including standard orders, samples, templates, export, assemble to order, stock transfers and quotes.

  Physical Logistics. System ESS manages the transactional processes involving inbound and outbound product movement. The physical logistics management process defines the configuration and interaction of all components in the distribution network, such as warehouses and finished goods. Through tight integration with order management and sophisticated product reservation/allocation methods, System ESS physical logistics management enables companies to efficiently manage the logistics of fulfilling a customer order. In addition to a comprehensive outbound (pick-pack-ship) and inbound (finished goods receipt and putaway) logistics solution, System ESS provides a solution for customer returns, cross-docking, cycle count/physical inventory, and transportation scheduling.

  Demand Replenishment. System ESS performs detailed inventory management functions involving the sourcing and replenishment of goods in the distribution network. System ESS establishes a "pull-driven" environment which optimizes inventory levels and shipment of goods precisely when a customer needs them. Its inventory and replenishment features are tightly integrated with the order management process, synchronizing inventory replenishment with customer demand. System ESS demand replenishment process integrates with the physical logistics process to automatically trigger and execute stock transfers throughout the distribution network, and replenishment orders and drop shipments from outside suppliers. Demand replenishment also supports vendor managed inventory and continuous replenishment programs.

  Price and Promotion. System ESS administers and executes all product pricing and promotion strategies. Specifically, the System ESS price management process manages the product price list according to geography, customer classification or other user-defined parameters, as well as executing and tracking a wide variety of product discounts, surcharges, accruals and rebates. System ESS automates business-critical promotion transactions among manufacturers, field sales organizations and customers to maximize invoice accuracy and minimize administrative costs due to invoice inaccuracies.

  Demand Chain Monitoring. System ESS defines and monitors the attributes of all customers and products to support the order fulfillment process. A customer definition consists of all relevant information needed for fulfilling orders for a highly variable customer base, ranging from nationwide chains such as Wal-Mart and Kmart to independent, single store operations. Typical System ESS customer definitions include information such as order placement, handling and invoice procedures, packaging and delivery requirements, credit and terms and conditions. Product definitions include information necessary for automating fulfillment of orders relating to a wide variety of goods. Typical product profiles include information such as product variation and packaging, replacement/substitution of goods, lot control, kit and assembly information and product restrictions.

  Global Organization. System ESS allows a company to define its enterprise sales and distribution structures, and manage multiple legal entities, regardless of where they are physically located. It enables companies to maintain flexible business structures that support product flow to global customers, while efficiently handling business transactions worldwide.

  Electronic Commerce. System ESS provides a complete electronic messaging architecture that is integrated with all requisite business processes between customers and suppliers, including orders, order changes and acknowledgments, as well as shipping confirmations and invoices. In addition, through its recently introduced Internet Workbench, System ESS provides order status and tracking for participants in the demand chain, such as buyers, field representatives and customers. System ESS also supports ISO/Edifact, ANSI/X.12, and UCS EDI standards. The Company currently is developing capabilities for Internet-based order placement.

  Decision Support. System ESS continuously captures highly detailed data regarding every customer purchase and related events and stores such data in an information repository suitable for decision support processes. System ESS provides decision support capabilities through a set of Microsoft Windows-based client/server tools called the Customer Service Workbench, which provides tight integration between the System ESS information repository and electronic mail, spreadsheets, and event-trigger facilities. Other functions include integration with Business Objects and the Company's proprietary Economic Value Analyzer, a decision support tool that continuously monitors the return on working capital and contains functions for volume, price and capital simulations.

SYSTEM ESS PRICING

  The license price for System ESS is determined based upon the number of servers and defined users in the customer's system. During fiscal 1996 license fees for System ESS generally ranged from $0.5 million to $3.0 million, and averaged $1.5 million. The Company expects that license fees will continue to increase in size as the Company's products become more sophisticated and manage larger and more geographically dispersed locations. See "Risk Factors-- Lengthy Sales and Implementation Cycle; Increasing Size of Orders."

  The Company derived approximately 68%, 74% and 84% of its total revenue in fiscal 1994, 1995 and 1996, respectively, from the licensing of System ESS and providing complementary services, and the Company expects to derive a substantial percentage of its total revenues from licenses of System ESS in future periods. See "Risk Factors--Dependence on Principal Product."

SYSTEM ESS TOOLS

  The Company supports System ESS with a range of software tools developed by the Company or by third parties. These tools are used by the Company to develop, deliver and maintain System ESS and by the Company's customers to implement, develop extensions to and support System ESS.

  TRIM. TRIM is a 4GL application development tool which is optimized for applications involving large transaction volumes and large numbers of concurrent users. TRIM is licensed by the Company from Trifox, Inc. and was used by the Company to develop System ESS. TRIM is also sold as an applications development tool to customers requiring the ability to develop custom applications. See "Proprietary Rights."

  SDCM. The Software Development and Configuration Manager ("SDCM") tool allows the Company to develop, deliver and maintain System ESS. SDCM also allows customers to develop customized System ESS functionality in a multi-user environment, control the modification of programs, documentation and databases, as well as manage data security and system integrity in the implementation of System ESS upgrades.

  Event Manager and Event Express. Event Manager and Event Express allow customers to easily integrate System ESS with other management information systems, such as financial reporting and manufacturing resource planning systems.

CUSTOMER SERVICE AND SUPPORT

  The Company believes that providing a high level of customer service and technical support is essential to customer satisfaction and timely implementation of System ESS. As of April 30, 1996, IMI had 151 employees in its customer service and support organization providing software maintenance and support, training, and consulting services.

  IMI provides the following services and support to its customers:

  Implementation and Technical Services. IMI provides implementation services ranging from business process reengineering to integration and customer-specific functionality, as well as technical services. In addition, the Company has established its Demand Chain Alliance ("DCA") Program, which trains and certifies third party providers. DCA participants include: Computer Sciences Corporation, Computer Task Group Limited, and SHL Systemhouse, Inc. in the United States; and Hoskyns Group plc, Unisys Norge A/S, and ECsoft Group plc in Europe. These companies provide systems integration and expertise to IMI customers and aid in the implementation and ongoing technical consulting of System ESS software solutions. The implementation of System ESS typically requires six to 12 months. The Company may provide such post delivery implementation services pursuant to a separate license agreement. There can be no assurance that delays in the implementation process of System ESS for any given customer will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Lengthy Sales and Implementation Cycles; Increasing Size of Orders" and "--Reliance on and Need to Develop Additional Relationships with Third Parties."

  Training Services. IMI customers can receive, for a fee, training either at the customer's premises or at one of IMI's offices. Course offerings are divided into four primary blocks: System ESS, Oracle Financials, System Administration and System Development.

  Customer Support. The Company has fully-staffed support centers in the United States, the United Kingdom and Sweden. IMI provides 24 hour support through telephone and electronic mail, and uses logging/tracking systems for quality assurance.

CUSTOMERS

  The Company's target customers are multinational manufacturers, distributors and wholesalers in the consumer packaged goods, health care, electronics, automotive parts, and industrial products sectors, as well as other high-volume wholesalers. As of May 31, 1996, the Company licensed the current version of System ESS to 28 customers, representing over 8,300 licensed users worldwide. The following table sets forth the license date and territory with respect to each of the Company's customers as of April 30, 1996:

1993 AND PRIOR FISCAL YEARS           FISCAL 1994               FISCAL 1995                    FISCAL 1996
- ---------------------------  ----------------------------- ----------------------  ------------------------------------
Ahlsell (Sweden)             Bristol-Myers Squibb (USA)    Alpina (Columbia)       Alko (Finland)
Eastman Kodak (Nordic)       Matsushita (USA)              Campbell Soup (USA)     Canon (USA)
EMMA Healthcare (Sweden)     Norsk Medisinaldepot (Norway) Coats & Clark (USA)     Carlton United Breweries (Australia)
Granges Metall (Sweden)      United Tiles (Nordic)         Dannon (USA)            First Brands (USA)
Tour & Andersson (Sweden)                                  SLL Healthcare (Sweden) Hartz Mountain (USA)
                                                           SLO (Finland)           Hormel Foods (USA)
                                                                                   Kellogg (worldwide)
                                                                                   Kiiltoo (Finland)
                                                                                   MoDo Merchants (UK)
                                                                                   Posten Logistik (Sweden)
                                                                                   Unisys (worldwide)

  New license sales are often for large dollar amounts, typically ranging from $0.5 million to $3.0 million, and averaging $1.5 million and, therefore, individual customers have often accounted for more than 10% of total revenues in particular quarterly periods. For the year ended April 30, 1994, the Company recorded revenues from two customers which comprised 27% and 11% of total revenues, respectively. For the year ended April 30, 1995, the Company recorded revenues from two customers which comprised 13% and 12% of total revenues, respectively. For the year ended April 30, 1996, the Company had no single customer representing more than 10% of total revenues. The Company believes that the loss of any of these customers would not have a material adverse effect upon the Company's business, operating results or financial condition. Although the Company does not expect any of its current customers to account for 10% or more of its total revenues in 1997, the Company expects that individual customers (the identity of which will likely change on a quarterly basis) will continue to account for 10% or more of the Company's total quarterly revenues in future periods.

  The following case studies describe how certain customers have adopted and are implementing System ESS. Each of these customers is seeking to implement customer-centric order fulfillment systems to enhance revenues through more responsive customer service and reduce costs through improved operational efficiency. In each case, the customer selected System ESS after a competitive evaluation. There can be no assurance that new or existing customers will achieve any of the potential benefits described below.

  Eastman Kodak Company. Eastman Kodak Company ("Kodak") is engaged primarily in developing, manufacturing, and marketing consumer and commercial imaging products. In Europe, Kodak maintained separate distribution systems for each of its business units in Sweden, Norway, Finland and Denmark. It operated four warehouses and sourced products for distribution from five manufacturing facilities throughout Europe. Kodak wanted to improve its level of customer service while at the same time rationalizing its distribution network and lowering total distribution and administrative costs. It decided to migrate to client/server technology, while maintaining interfaces to legacy systems providing financial and manufacturing information. To achieve its objectives Kodak had to coordinate these activities across separate legal entities in each country, utilizing multiple currencies and different languages. After a competitive evaluation, Kodak licensed System ESS from IMI in 1991. The system was operational in 12 months and has enabled Kodak to improve its customer service levels while reducing distribution-based headcount by approximately 30% and lowering inventory carrying and warehousing costs (three of an original total of four warehouses have been closed). Using System ESS, Kodak can now source products for individual order lines on the same customer purchase order from central or local warehouses, different manufacturing facilities in different countries or from external suppliers. The system handles over 450,000 complex order lines per year and serves 200 users in eight different entities in four different countries using four different languages.

  Campbell Soup Company. The Campbell Soup Company ("Campbell") is a leading manufacturer of high quality, branded convenience food products, including Campbell's Soup, Pace (Mexican foods) and Pepperidge Farm (baked goods and convenience foods). In its North American business units, Campbell recognized that its customer service and product replenishment systems were not effectively coping with the growing demands of retailers. Existing administrative and control systems could not handle the increasing complexity of the order fulfillment process, including order control, pricing, promotion, invoicing, settlement and product returns, resulting in higher administrative and operational costs. After a competitive evaluation Campbell selected System ESS as the core of its new customer service solution. The Company believes that System ESS, when implemented, will allow Campbell to (i) improve and streamline its order fulfillment process; (ii) reduce average order cycle time; (iii) increase the percentage of error free invoices; and (iv) reduce the annual number of transactions with customer deductions.

  Ahlsell AB. Ahlsell AB ("Ahlsell"), a member of the Trelleborg Group, is a leading Swedish wholesaler serving the building industry with products for plumbing/heating, electrical and refrigeration. Ahlsell serves 35,000 small business customers, operates 70 retail stores, and has annual revenues of approximately $500 million. In the late 1980's, Ahlsell wanted to improve customer service levels while reducing distribution and administrative costs. However, Ahlsell operated on a decentralized basis, both geographically throughout Sweden and internally, without integration of its logistics and financial information systems. Its challenge was compounded by extremely large order processing demands, requiring it to process an average of approximately 9 million order lines per year. System ESS was fully operational in fiscal 1992, and currently handles over 800 concurrent users operating on one of the world's largest commercial UNIX Oracle application databases. Following the implementation of System ESS, Ahlsell has reduced its warehouses from 10 to 1, which stocks 50,000 different items. In addition, it offers its customers 50,000 items which are not held in inventory, but can be purchased from third party suppliers, mixed with stock orders and drop-shipped. Ahlsell has improved product availability and achieved 24-hour in-country delivery while reducing administrative costs by approximately 75% and lowering inventory levels.

SALES AND MARKETING

  The Company sells and supports its products through direct sales and support organizations in Sweden, the United States and the United Kingdom. The Company maintains corporate headquarters in Stockholm, Sweden and has sales and/or support services offices in Tarrytown, New York; Boston, Massachusetts; Marlton, New Jersey; Chicago, Illinois; Los Angeles, California; London, United Kingdom; and Gothenburg and Linkoping, Sweden. At April 30, 1996, the Company employed 38 sales and marketing personnel. The Company intends to increase expenditures to expand its direct sales and marketing organizations in the United States, Europe and Asia Pacific. To support its direct sales force, the Company conducts marketing programs that include public relations, direct mail, trade shows, product seminars, user group conferences and ongoing customer communication programs. See "Risk Factors--Dependence upon Successful Expansion of Sales, Support, Service and Marketing Organizations." For certain geographic information relating to the Company's revenues by customer location and income (loss) from operations and identifiable assets by operating subsidiary location, see Note 16 of Notes to Consolidated Financial Statements.

  The Company also relies on informal arrangements with a number of consulting and systems integration firms to enhance its marketing, sales and customer support efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sale process. The Company expects to continue to rely significantly upon such third parties for marketing and sales, lead generation, product implementation, customer support services and end user training. See "Risk Factors--Reliance on and Need to Develop Additional Relationships with Third Parties."

  In addition, the Company has an informal joint marketing and sales arrangement with Oracle pursuant to which the two companies jointly market to potential customers in the consumer packaged goods market. The Company believes that its relationship with Oracle increases the Company's opportunity in this market because of Oracle's extensive penetration with consumer packaged goods companies and its large sales, marketing, service and support organizations. Under this arrangement, the Company pays to Oracle a percentage of the Company's license revenue from customers in the consumer packaged goods market to whom licenses are jointly marketed by Oracle and the Company. This fee is not payable with respect to certain specified customers or potential customers with whom the Company has had previous contact. The Company believes that its relationship with Oracle is beneficial to the Company and the parties have commenced discussions concerning the formalization of their relationship. See "Risk Factors-- Relationship with Oracle Corporation."

  Because the licensing of the Company's products generally involves a significant capital expenditure by the customer, the Company's sales process is subject to the delays and lengthy approval processes that are typically involved in such expenditures. For these and other reasons, the sales cycle associated with the licensing of the Company's products varies substantially from customer to customer and typically lasts between six and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays, over which the Company has no control. See "Risk Factors-- Lengthy Sales and Implementation Cycle; Increasing Size of Orders." In addition the Company's quarterly operating results are subject to certain seasonal fluctuations. See "Risk Factors-- Significant Fluctuations in Quarterly Operating Results and Seasonality; Potential Quarterly Losses" and "Management's Discussion and Analysis of Financial Conditions--Results of Operations."

PRODUCT DEVELOPMENT

  The Company has devoted significant resources to product development since its inception and has increased such investments in recent years. The Company's product development expenses for the year ended April 30, 1994, 1995 and 1996 were $5.5 million, $7.0 million and $6.8 million, respectively. As of April 30, 1996, the Company employed 80 people in product development. The Company intends to increase its investments in product development in future periods.

  The Company believes that its future success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce new or enhanced products that keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as certain of the Company's customers start to utilize Windows NT or other operating platforms, it will be necessary for the Company to enhance its System ESS products to operate on such platforms in order to meet these customers' requirements. The Company is currently developing a new version of System ESS that operates on the Windows NT server platform, supports Internet-based electronic commerce and supports five additional languages. However, there can be no assurance that the Company will be successful in developing this enhanced version of System ESS or new products on a timely basis, or that such enhancements or new products, when introduced, will achieve market acceptance or will adequately address the changing needs of the marketplace. See "Risk Factors--Rapid Technological Change and Requirement for Frequent Product Transitions."

COMPETITION

  The Company's products are targeted at the emerging market for demand chain management software, which is intensely competitive and characterized by rapid technological change. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the supply and demand chain as well as the enterprise as a whole. These competitors include
(i) enterprise application software vendors, such as SAP, which currently offer sophisticated client/server ERP solutions, (ii) companies offering standardized or customized products on mainframe and/or mid-range computer systems, (iii) internal development efforts by corporate information technology departments, (iv) smaller independent companies which have developed or are attempting to develop advanced logistics and execution software which complement or compete with the Company's software solutions, and (v) other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, advanced logistics and execution software. In connection with specific customer evaluations, certain ERP and other application software vendors have from time to time jointly marketed the Company's products as a complement to their own systems. To the extent such vendors develop or acquire systems with functionality comparable or superior to System ESS, their significant installed customer base, long-standing customer relationships and ability to offer a broad solution could provide a significant competitive advantage over the Company. In addition, many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for demand chain management software and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any one of which could materially adversely affect the Company's business, operating results and financial condition.

  The principal competitive factors affecting the market for the Company's products include vendor and product reputation, architecture, functionality and features, speed, costs and ease of implementation, quality of support and product quality, price and performance. Based on these factors, the Company believes that it has competed effectively to date. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and license arrangements to establish and protect its proprietary rights. As part of its confidentiality procedures, the Company licenses its software pursuant to signed license agreements that impose restrictions on the licensee's ability to utilize the software and generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy the Company's products or otherwise obtain and use the Company's proprietary technology without authorization. Policing unauthorized use of the Company's products is difficult, and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Sweden. Accordingly, there can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products.

  The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers increasingly will be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, financial condition or results of operations. See "Risk Factors--Dependence on Proprietary Technology; Risks of Infringement."

EMPLOYEES

  As of April 30, 1996, the Company employed a total of 287 full-time employees, including 201 in Sweden, 64 in the United States and 22 in the United Kingdom. The Company believes its future success will depend in part upon its ability to attract and retain highly skilled management, marketing, sales, consulting and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, assimilating and retaining such personnel in the future. Of the Company's 287 full-time employees, 38 are in sales and marketing, 151 in technical support and maintenance, 80 are in product development and 18 are in general administrative functions. IMAB voluntarily complies with the Swedish Act of Board Representation for Employees, which provides employees of certain companies the right to elect representatives to the board of directors of such companies. Two employees (and two deputy employee representatives) are elected as representatives to IMAB's board of directors. The Company does not have any collective bargaining agreements with its employees and believes that its employee relations are good. See "Risk Factors--Dependence on and Need to Hire Additional Personnel in All Areas."

FACILITIES

  The Company's principal administrative, sales, marketing, product development and support facilities are located in Stockholm, Sweden, where the Company leases approximately 50,000 square feet under a lease agreement that expires in September 1997. The Company also leases office space for its five sales and service offices in the United States, two in Sweden and one in the United Kingdom. Substantially all of the Company's office space in Sweden is being utilized and the Company currently plans to obtain additional office space in Sweden in fiscal 1997. The Company's offices in the United States and the United Kingdom are adequate to allow the Company to expand according to its plans for the next several fiscal years. See Note 13 of Notes to Consolidated Financial Statements for information regarding the Company's obligations under its facilities leases.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceeding that would have a material adverse effect on the Company's business, operating results or financial condition.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS; CERTAIN SIGNIFICANT EMPLOYEES

  The following table sets forth certain information as of the date of this Prospectus with respect to each person who is an executive officer, director or significant employee of the Company:

          NAME           AGE                            POSITION
          ----           ---                            --------
Stig G. Durlow (1)......  45 Chairman of the Board, President and Chief Executive Officer
Carl Joelsson...........  52 Vice President, World Wide Services
Mats Lillienberg........  35 Vice President, Product Development
Lars-Goran Peterson.....  51 Vice President, Finance, Chief Financial Officer and Secretary
Jeffrey A. Harris
 (1)(2).................  40 Director
William H. Janeway......  53 Director
Martin Leimdorfer
 (1)(2).................  60 Director
Geoffrey W. Squire (2)..  49 Director
CERTAIN SIGNIFICANT EM-
 PLOYEES
Per-Olof Ekholtz .......  48 Vice President, Corporate Product Marketing
Stefan Hanna ...........  31 Vice President, Partner Relations
Per Ljungberg ..........  35 Director of Human Resources
Martyn Richards ........  48 Vice President, Corporate Product Marketing
David Simbari ..........  41 Sales Director, United States
Johan Wastlund..........  43 Sales Director, Nordic

- --------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Stig G. Durlow joined the Company as Vice President, Nordic Operations in 1994 and in February 1995 was promoted to President and Chief Executive Officer of the Company. Mr. Durlow has served as a director of the Company and as Chairman of the Board since May 1996. Mr. Durlow started his professional career at IBM Sweden in 1974 as a Systems Engineer. He held various sales and marketing positions in Sweden and in 1991 became the Director of Systems Strategies for IBM Europe in Paris. Most recently he was responsible for the Industrial Sector for IBM in the Nordic countries as well as the Public Sector in Sweden. Mr. Durlow holds a M.Sc. degree in Electrical Engineering from Chalmers University of Technology, Gothenburg, Sweden.

  Carl Joelsson joined the Company in 1988 as President of Industri-Matematik Projektledning AB, a subsidiary of the Company which provides implementation services and support for the Company's customers. Mr. Joelsson was also the project leader for developing System ESS and installing the system at Ahlsell AB. Mr. Joelsson is currently Vice President, World Wide Services. From 1980 to 1988, Mr. Joelsson was President of Joeldata AB, a software consulting company.

  Mats Lillienberg joined the Company in 1984 as a System Analyst responsible for development of enhancements to System ESS products and currently is Vice President, Product Development. Before joining the Company, Mr. Lillienberg worked for Kommun Data AB as a Programmer Analyst for two years. Mr. Lillienberg holds a U.C. degree in Automatic Data Processing and Economics from Stockholm University.

  Lars-Goran Peterson joined the Company in February 1992 and has served as its Chief Financial Officer since January 1994 and as its Secretary since May 1996. Mr. Peterson served in various other capacities with the Company between February 1992 and January 1994. Before joining the Company, Mr. Peterson was Chief Financial Officer of AB Calvert & Co., a wholesale distributor of tube and steel, from 1982 to 1992. Prior to joining AB Calvert & Co., Mr. Peterson served as Chief Financial Officer of Nordiska Industri AB, a manufacturer and wholesale distributor of textiles, from 1972 to 1982.

  Jeffrey A. Harris has served as a director of IMAB since 1991 and as a director of the Company since 1995. Mr. Harris has been a Managing Director of E.M. Warburg, Pincus & Co., Inc. ("E.M. Warburg") since 1988, where he has been employed since 1983. Mr. Harris is a director of Newfield Exploration Company, Comcast UK Cable Partners Limited, Knoll, Inc. and several privately held companies.

  William H. Janeway has served as a director of IMAB since 1991 and of the Company since May 1995. Mr. Janeway has been a Managing Director of E.M. Warburg since 1988. Prior to joining E.M. Warburg, Mr. Janeway was the Vice President and Director of Corporate Finance from 1979 to 1988 at F. Eberstadt & Co., Inc. Mr. Janeway is a director of Vanstar Corporation, Maxis, Inc., OpenVision Technologies, Inc., Zilog, Inc. and several privately-held companies.

  Martin Leimdorfer founded IMAB in 1967. Dr. Leimdorfer was President and Chief Executive Officer of IMAB from 1967 to 1995. He has been a director of IMAB since its formation and a director of the Company since its formation in 1995. Dr. Leimdorfer is a member of the Royal Swedish Academy of Engineering Sciences and serves on the boards of the Swedish Trade Council and the Swedish Institute for Industrial and Economics Research. He holds a M.Sc. degree from the Royal Institute of Technology, Stockholm, Sweden, and a Ph.D. from Chalmers University of Technology, Gothenburg, Sweden.

  Geoffrey W. Squire has served as a director of IMAB since 1994 and as a director of the Company since May 1996. Mr. Squire is a director and Chief Executive Officer of OpenVision Technologies, Inc. From 1984 to 1987, Mr. Squire was Managing Director and Senior Vice President of Oracle and from 1987 to 1990, Chief Executive Officer of Oracle Europe. In 1990, he was promoted to Executive Vice President of Oracle and President of Worldwide Operations. In 1992, he was appointed to Oracle's five-person Executive Committee with responsibility as Chief Executive, International Operations. Mr. Squire has sat on the Council of the United Kingdom Computing Services and Software Association since 1990. In 1995, Mr. Squire was elected as the founding President of the European Information Services Association.

  Per-Olaf Ekholtz joined the Company in 1987. He is currently Vice President, Corporate Product Marketing. Mr. Ekholtz worked for Connova System AB from 1983 to 1987 as a consultant in Business Administration and operated his own business consulting company from 1977 to 1982.

  Stefan Hanna joined the Company as Sales Director in 1994 and was promoted to Vice President, Partner Relations in 1996. Before joining the Company, Mr. Hanna worked for IBM as an Account Manager and Change Process Manager from 1988 to 1993. Mr. Hanna holds a B.Sc. degree in Business and Economics from Uppsula University.

  Per Ljungberg joined the Company in 1994 and is currently Director of Human Resources. Mr. Ljungberg previously worked as Human Resources Manager for Unisys, from 1992 to 1994 and Nobel Tech Systems from 1988 to 1992. Mr. Ljungberg holds a B.Sc. degree in Human Resources Development and Labor Relations from Stockholm University.

  Martyn Richards joined the Company in 1992 as Sales Director, United Kingdom. Mr. Richards previously worked for Oracle for seven years as a Senior Business Manager and as a Salesman. Mr. Richards holds a degree in Computer Science from Gwent College.

  David Simbari joined the Company in 1993 as Sales Director, United States. Before joining the Company, Mr. Simbari worked at Ross Systems, Inc. from 1986 to 1993, where he served most recently as Vice President of North American Sales. Mr. Simbari holds a B.A. degree in Accounting from Siena College.

  Johan Wastlund joined the Company as Sales Director of Nordic Operations in March 1996. From 1994 to 1995, Mr. Wastlund worked for Tele2 in Stockholm as Sales Manager Large Accounts. From 1977 to 1994, Mr. Wastlund worked for IBM Sweden, where he served most recently as Marketing Manager. Mr. Wastlund holds a degree in Mathematics from the University of Karlstad and in Information Technology and Business Administration from the University of Stockholm.

  All directors hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. All officers hold office for one year or until their successors are elected and qualified.

COMPENSATION OF DIRECTORS

  Non-employee directors are paid $10,000 per year plus $1,000 for each board meeting they attend. The Company does not pay additional amounts for committee participation. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of the Board of Directors and committees thereof. Non-employee directors are eligible to receive non-statutory options under the Company's Stock Option Plan. See "Management-- Stock Option Plan."

AUDIT AND COMPENSATION COMMITTEES

  The Company's Board of Directors appointed its Audit Committee in May 1996. The Audit Committee consists of Messrs. Harris and Squire and Dr. Leimdorfer. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the result and scope of the audit and other services provided by the Company's independent accountants and reviews and evaluates the Company's audit and control functions. Prior to May 1996, the Company's Board of Directors undertook the responsibilities of the Audit Committee. During fiscal 1996, the Compensation Committee consisted of Mr. Harris and Dr. Leimdorfer. The Compensation Committee makes recommendations regarding the Company's Option Plan and Restricted Stock Plan and makes decisions concerning salaries and incentive compensation for employees of the Company.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

  During fiscal 1996, the Compensation Committee of the Company's Board of Directors consisted of Mr. Harris and Dr. Leimdorfer. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. During fiscal 1996, Mr. Harris served as the Secretary of the Company and Dr. Leimdorfer served as President of the Company. Dr. Leimdorfer has a consulting arrangement with the Company under which he was paid approximately $306,000 in fiscal 1996 for services rendered. See "Certain Transactions."

EXECUTIVE COMPENSATION

  The following tables set forth summary information regarding compensation paid by the Company for services during the fiscal year ended April 30, 1996, to the Company's Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                 ANNUAL COMPENSATION (1)        COMPENSATION AWARDS
                          ------------------------------------- -------------------
                                                 OTHER ANNUAL       RESTRICTED
          NAME            SALARY ($) BONUS ($) COMPENSATION (2)      STOCK (3)
          ----            ---------- --------- ---------------- -------------------
Stig G. Durlow, Chairman
 of the Board, President
 and Chief Executive
 Officer................   $187,579   $86,214        --               600,000
Lars-Goran Peterson,
 Vice President,
 Finance, Chief
 Financial Officer and
 Secretary..............   $101,353       --         --               192,000

- --------
(1) Amounts reflect Swedish kronor converted into U.S. dollars at an exchange rate of $1.00 = SEK 6.94. See "Exchange Rates."
(2) Excludes certain perquisites and other benefits, the amount of which did not exceed 10% of the Named Executive Officer's total annual salary and bonus.
(3) Represents shares of Common Stock purchased under the Company's Restricted Stock Program. See "Management--Restricted Stock Program."

EMPLOYMENT AGREEMENTS

  The Company is party to employment agreements with Stig G. Durlow and Lars-Goran Peterson that provide for an annual salary and other provisions that are customary in the Swedish labor market. In addition, Mr. Durlow's employment agreement provides for a bonus based upon the Company's fiscal year profitability. Each of Messrs. Durlow and Peterson receive a car allowance and Mr. Durlow is entitled to contributions to a pension plan. Copies of such employment agreements have been attached as exhibits to the Registration Statement of which this Prospectus is a part.

STOCK OPTION PLAN

  In May 1995, the Company adopted the Industri-Matematik International Corp. Stock Option Plan (the "Option Plan"), under which 3,000,000 shares of Common Stock were reserved for issuance upon exercise of options granted to key employees, members of the Company's Board of Directors, consultants and other advisors of the Company. The Option Plan provides for grants of incentive stock options to key employees (including officers and employee directors) and nonstatutory stock options for members of the Board of Directors, consultants and other advisors of the Company who are not employees of the Company. The Option Plan is administered by a Committee appointed by the Board of Directors of the Company which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award, vesting and other conditions.

  The terms of stock options granted under the Option Plan may not exceed 10 years. The exercise price of options granted under the Option Plan is determined by the Committee; provided, however, that the exercise price of an incentive stock option cannot be less than equal to the fair market value of the Common Stock on the date the option is granted. The exercise price of any incentive stock option granted to a recipient who owns more than 10% of the voting power of all classes of the Company's stock cannot be less than equal to 110% of the fair market value of the Common Stock on the date the option is granted.

  Options outstanding under the Option Plan generally vest and become exercisable assuming continued services as an employee, director or consultant at the rate of 20% of the shares subject to an option on the first anniversary of the Option Agreement and 20% every year thereafter for four years.

  Shares subject to options which have lapsed or terminated may again be subject to options granted under the Option Plan. Furthermore, the Committee may amend an option to accelerate the dates after which an option may be exercised in whole on in part. Upon any change of control in the Company, including (a) the merger or consolidation of the Company with any other corporation, the sale of substantially all of the assets of the Company, the sale by the shareholders of the Company of a majority of the voting stock of the Company, or the liquidation or dissolution of the Company, or (b) any action taken by the Company's shareholders or by the Company's Board which the Board determines to constitute a change of control, each option or portion thereof which is not yet exercisable vests and becomes exercisable in full and the termination date for each option which has a termination date falling within 90 days after a change of control is extended until the earlier of the 90th day after the change of control or the day before the tenth anniversary of the date such option was granted.

  The Committee, in its discretion, may in connection with the grant of any option under the Option Plan, grant to the optionee a stock appreciation right (an "SAR"). Such SAR allows the optionee to receive, in the sole discretion of the Committee, shares and/or cash equal to the excess of the fair market value of an option on the date of exercise over the exercise price on the date of the exercise of the option. Neither options nor SARs may be transferred by the optionee other than by will or the laws of descent and distribution.

  As of July 15, 1996, options to purchase an aggregate of 1,039,975 shares of Common Stock were granted by the Company to nine people, and 1,960,025 shares of Common Stock remained available for future grant. The Option Plan will terminate April 30, 2005, unless terminated sooner by the Board of Directors.

RESTRICTED STOCK PROGRAM

  In May 1995, the Company instituted a restricted stock program (the "Restricted Stock Program") whereby shares of the Company's Common Stock were purchased by certain key employees of the Company's operating subsidiary in Sweden in exchange for nonrecourse promissory notes. The shares were issued through a wholly owned subsidiary of the Company, Software Finance Corporation ("SFC"). Principal on the promissory notes is due either nine or ten years after issuance with interest being due and payable annually, generally at the beginning of each fiscal year.

  Under the terms of the restricted stock program, SFC has an option to repurchase the shares issued to each employee provided it pays the annual option price. The exercise price to be paid by SFC upon exercise of a purchase option shall be the fair market value, provided that if the option to purchase is exercised prior to the end of a stated period, then the exercise price shall be the initial purchase price for a percentage of the shares after the first anniversary of the option agreement, decreasing by 20% each subsequent year, until the exercise price is the fair market value. SFC pays an annual option premium to the restricted stock shareholders at a rate substantially equal to the interest due on the non-recourse promissory note.

  SFC has the right and obligation to apply against the payment of any principal due on the promissory note any amounts payable by SFC to the recipient of the Shares as the exercise price under the Option Agreement. The Company has the ability and intent to prevent the recipients from selling the purchased securities. Accordingly, the Company has not recognized any compensation expense in respect of the restricted stock in its statements of operations. The restricted stock shares issued under this program and dividends paid are subject to a pledge and security interest held by SFC.

  Under the Restricted Stock Program a total of 1,346,985 shares have been purchased by eight people at an average price of $2.68 per share for total proceeds of $3,615,464.

EMPLOYEE BENEFIT PLANS

  The Company provides retirement benefits for substantially all employees in the United States and in other locations outside of Sweden. In the United States and the United Kingdom, the Company sponsors defined contribution plans. The Company's Swedish subsidiary, IMAB, has a supplemental defined contribution plan for certain key management. IMAB also participates in several pension plans (non-contributory for employees), which cover substantially all employees of its Swedish operations. The plans are administered by a national organization, Pensionsregistreringsinstitutet, in which most companies in Sweden participate. The level of benefits and actuarial assumptions are established by the national organization and, accordingly, IMAB may not change benefit levels or actuarial assumptions.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation contains certain provisions permitted under the GCL which eliminate the personal liability of directors for monetary damages for a breach of director's fiduciary duty, except for:
(i) breach of a director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) the unlawful payment of dividends, stock purchase or stock redemption, or (iv) any transaction from which the director derives any improper personal benefit. The Certificate of Incorporation provides that a director's liability shall be eliminated or limited to the fullest extent permitted by the GCL, as amended from time to time. The Certificate of Incorporation and the Company's By-laws also contain provisions indemnifying the Company's directors and officers to the fullest extent permitted by the GCL. The Company has also entered into agreements to indemnify its directors and executive officers. A copy of the form of such indemnification agreement has been attached as an exhibit to the Registration Statement of which this Prospectus is a part. The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

                             CERTAIN TRANSACTIONS

  Warburg became an IMAB stockholder in 1991 in connection with a transaction in which IMAB, then a public company in Sweden, became privately owned and delisted its shares from the Stockholm Stock Exchange.

  In June, 1992, IMAB issued a term promissory note to Warburg in the principal amount of $2.5 million (the "1992 Note"). In April, 1993 the principal amount of the 1992 Note was converted into 1,355,250 additional shares of IMAB capital stock.

  In June, 1993, IMAB issued a second term promissory note to Warburg in the principal amount of $2 million (the "1993 Note"). In January, 1994, the principal amount of the 1993 Note was converted into 1,471,875 shares of IMAB capital stock.

  In July, 1994, IMAB issued a third term promissory note to Warburg in the principal amount of $2.5 million (the "1994 Note"). In April, 1995, the principal amount of the 1994 Note, together with accrued interest thereon, was converted into 1,319,265 shares of IMAB capital stock.

  On May 1, 1995, the then shareholders of IMAB exchanged all of their IMAB shares for shares of the Company's capital stock (the "Exchange"). No cash consideration was paid to or by the Company in connection with the Exchange. Following the Exchange, IMAB became a wholly-owned subsidiary of the Company. In October, 1995, the same shareholders acquired a total of 612,468 shares of the Company's Common Stock for an aggregate purchase price of $1,224,936.

  At various times during 1995 and 1996 certain employees of the Company (including certain of its executive officers) purchased an aggregate of 1,346,985 shares of the Company's Common Stock under the Company's Restricted Stock Program for an aggregate consideration of $3,615,464, or an average purchase price of $2.68 per share. See "Management--Stock Option Plan," "-- Restricted Stock Program" and "--Executive Compensation."

  In July 1996, Dr. Martin Leimdorfer and Warburg entered into a registration and expenses agreement with the Company under which the Company agreed to include certain of their shares of Common Stock in this Registration Statement. In addition, Dr. Leimdorfer and Warburg are entitled to certain registration rights in the future. See "Description of Capital Stock-- Registration Rights."

  The Company has a consulting arrangement with Dr. Leimdorfer which expires on October 31, 1996. Pursuant to this arrangement, Dr. Leimdorfer earns base compensation plus contingent compensation based on the Company achieving certain financial performance targets. Dr. Leimdorfer received $306,000 in fiscal 1996 pursuant to this arrangement.

  The Company has entered into indemnification agreements with its directors and officers. See "Management--Limitation on Liability and Indemnification Matters."

  All future transactions between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The table below sets forth certain information regarding the beneficial ownership of the voting Common Stock of the Company as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) the Selling Stockholders, (iii) each director of the Company who beneficially owns shares of Common Stock, (iv) each Named Executive Officer and (v) all directors and executive officers as a group and as adjusted to reflect the sale of the Common Stock offered hereby. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                        SHARES                     SHARES
                                  BENEFICIALLY OWNED NUMBER  BENEFICIALLY OWNED
                                       PRIOR TO        OF          AFTER
                                   OFFERING (1)(2)   SHARES  OFFERING (1)(2)(5)
                                  ------------------  BEING  ------------------
    NAME OF BENEFICIAL OWNER        NUMBER   PERCENT OFFERED   NUMBER   PERCENT
    ------------------------      ---------- ------- ------- ---------- -------
Warburg, Pincus Investors,
 L.P.(1)(3)(5)...................  6,882,051  55.1%           6,882,051  43.9%
Martin Leimdorfer................  4,267,017  34.2%  800,000  3,467,017  22.1%
William H. Janeway(1)(4)(5)......  6,882,051  55.1%           6,882,051  43.9%
Jeffrey A. Harris(1)(4)(5).......  6,882,051  55.1%           6,882,051  43.9%
Stig G. Durlow(6)................    600,000   4.8%             600,000   3.8%
Lars-Goran Peterson(6)...........    192,000   1.5%             192,000   1.2%
All executive officers and
 directors as a group
 (8 persons)(7).................. 12,221,068  97.8%          11,421,068  72.8%

- --------

(1) Based on 12,496,053 shares of voting Common Stock outstanding prior to this offering, assuming conversion of outstanding Preferred Stock into Common Stock. Does not include 12,088,200 shares of nonvoting Class B Common Stock owned by Warburg, which represents all outstanding Class B Common Stock. Including such shares, Warburg will hold 68.2% of the Company's outstanding stock, and Stig G. Durlow, Lars-Goran Peterson, Dr. Martin Leimdorfer and all executive officers and directors as a group will hold 2.2%, 0.7%, 12.5% and 84.6%, respectively, of the Company's outstanding stock after this offering. See "Description of Capital Stock."

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person which are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.
(3) The sole General Partner of Warburg is Warburg, Pincus & Co. ("WP"), a New York general partnership. Lionel I. Pincus is the managing partner of WP and may be deemed to control WP. E.M. Warburg, Pincus & Company ("EMWP & Co."), a New York general partnership that has the same general partners as WP, manages Warburg. WP has a 20% interest in the profits of Warburg and, through its wholly-owned subsidiary, E.M. Warburg, EMWP & Co. owns 1.13% of the limited partnership interests in Warburg. Mr. Janeway and Mr. Harris, directors of the Company, are Managing Directors of E.M. Warburg and General Partners of WP and EMWP & Co. As such, Mr. Janeway and Mr. Harris may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in an indeterminate portion of the shares beneficially owned by Warburg, EMWP & Co. and WP. See footnote (2) above. The named person's address is 466 Lexington Avenue, 10th Floor, New York, New York, 10017.
(4) All of the shares indicated are owned of record by Warburg and are included because of Mr. Janeway's and Mr. Harris' affiliation with Warburg. Messrs. Janeway and Harris disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. Messrs. Janeway and Harris's address is 466 Lexington Avenue, 10th Floor, New York, New York 10017. See footnotes (2) and (3) above.

(5) Assumes that the Underwriters' over-allotment option is not exercised. If the over-allotment option were exercised in full, Warburg would own 6,282,051 shares, or 40% of the Company's outstanding voting Common Stock after this offering.
(6) Represents shares of Common Stock purchased under the Restricted Stock Program, "See Management--Restricted Stock Program."

(7) Includes 100,000 shares purchased by Carl Joelsson and 180,000 shares purchased by Mats Lillienberg under the Restricted Stock Program. "See Management--Restricted Stock Program."

                         DESCRIPTION OF CAPITAL STOCK

  After giving effect to the filing of a Amended and Restated Certificate of Incorporation upon the closing of this offering, the authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.01 par value, 12,500,000 of which are designated Class B Common Stock, $.01 par value, and 15,000,000 shares of Preferred Stock, $.01 par value.

  The following summary which sets forth all material provisions of the Common Stock and Preferred Stock is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

  As of July 15, 1996, there were 12,496,053 shares of Common Stock outstanding held of record by 10 stockholders. There will be 27,784,253 shares of Common Stock outstanding, including 12,088,200 shares of Class B Common Stock, after giving effect to the sale of Common Stock offered hereby.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. See "Dividend Policy."

CLASS B COMMON STOCK

  Following the completion of this offering, 12,088,200 shares of Class B Common Stock will be outstanding and held by Warburg. The Class B Common Stock has the same rights, preferences, privileges and restrictions as the Common Stock, except that the Class B Common Stock has no voting rights. The shares of Class B Common Stock will, upon any transfer of such shares by Warburg, be automatically converted into a like number of shares of Common Stock, subject to adjustment upon certain events with respect to the Common Stock. In addition the holder of Class B Common Stock has the right to convert such shares to Common Stock at any time, provided that after conversion, such holder may not control more than 49% of the Common Stock.

PREFERRED STOCK

  Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine or alter the designation, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting rights of the holders of Common Stock. Following completion of this offering, there will be no shares of Preferred Stock outstanding, and the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

  After this offering, the holders of 22,437,268 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Such stockholders benefitting from these rights may also require the Company to file registration statements under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its reasonable efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  The Company's Certificate of Incorporation and Bylaws, as applicable, among other things, (i) permit vacancies on the Board of Directors that may occur between annual meetings and any newly created seats to be filled only by the Board of Directors and not by the stockholders, subject to any rights of holders of the Preferred Stock that may be granted by the Board of Directors in the future, (ii) limit the rights of stockholders to call special meetings of stockholders and (iii) provide that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, may adversely affect the market price of, and the voting and other rights of, the holders of the Common Stock and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests.

  The Company is subject to Section 203 of the GCL ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approves either the business combination of the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding certain shares held by employee directors and employee stock plans, or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is Boston Equiserve Limited Partnership.

LISTING

  The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "IMIC."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time.

RESTRICTED SHARES

  Upon completion of this offering, the Company will have 27,784,253 shares of Common Stock outstanding. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 23,784,253 shares of outstanding Common Stock held by existing stockholders are deemed "Restricted Shares" under Rule 144 of the Securities Act. Of these 23,784,253 Restricted Shares, 23,509,268 are held by Affiliates of the Company and will be eligible for sale without restriction or further registration pursuant to Rule 144 under the Securities Act upon the expiration of their respective two-year holding periods, subject to the volume, manner of sale and other limitations of Rule 144 under the Securities Act. In addition, 274,985 Restricted Shares were issued under the Company's Restricted Stock Program, are held by non-affiliates and will be eligible for public sale 90 days following this offering pursuant to Rule 701 under the Securities Act.

  The Company intends to register pursuant to a registration statement on Form S-8/S-3 1,039,975 shares of Common Stock subject to outstanding options and 1,960,025 shares reserved for future issuance under the Company's Stock Option Plan and 1,346,985 shares issued pursuant to the Company's Restricted Stock Program. Such shares of Common Stock (to the extent issued) will be eligible for sale upon expiration of the lock-up agreements described below, subject to vesting and exercisability restrictions. The Company expects to file this registration statement as soon as practicable after the closing of this offering, and such registration statement is expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, if applicable.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale, and who has beneficially owned Restricted Shares for at least three years may resell such shares without compliance with the foregoing requirements. In calculating the two and three year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options or under employee stock plans may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its two-year minimum holding period, subject to certain limitations.

LOCK-UP AGREEMENTS

  The Company and each of the directors, executive officers and stockholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue, and may grant options to purchase shares of Common Stock under its Stock Option Plan and sell shares pursuant to the Restricted Stock Program and may issue shares of stock upon the exercise of currently outstanding stock options. Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, UBS Securities LLC and SoundView Financial Group, Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                      NUMBER OF
           UNDERWRITER                                                 SHARES
           -----------                                                ---------
   Alex. Brown & Sons Incorporated...................................
   UBS Securities LLC................................................
   SoundView Financial Group, Inc....................................
                                                                      ---------
     Total........................................................... 4,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $     per share. The Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  One of the Selling Stockholders has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the same price per share as the Company and the Selling Stockholder will receive for the 4,000,000 shares of Common Stock that the several Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,000,000, and such Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered. See "Principal and Selling Stockholders."

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company and each of its directors, executive officers and stockholders have agreed not to offer, sell or otherwise dispose of any such shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Alex. Brown & Sons Incorporated except that the Company may issue, and may grant options to purchase shares of Common Stock under its current Stock Option Plan and sell shares pursuant to the Restricted Stock Program and may issue shares of stock pursuant to currently outstanding employee stock options. See "Shares Eligible For Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations, market prices of securities and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company and its industry in general and the present state of the Company's development.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Brobeck Hale and Dorr International, London, England. The Company is being represented as to certain matters of Swedish law by Advokatfirman Vinge KB. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated balance sheets as of April 30, 1996 and 1995, and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended April 30, 1996 included in this Prospectus, have been included herein in reliance on the report by Ohrlings Coopers & Lybrand AB, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (File No. 333-5495) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part thereof may be obtained from the Commission at prescribed rates.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of April 30, 1995 and 1996................. F-3
Consolidated Statements of Operations for the years ended April 30, 1994,
 1995 and 1996............................................................ F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended April 30, 1994, 1995 and 1996...................................... F-5
Consolidated Statements of Cash Flows for the years ended April 30, 1994,
 1995 and 1996............................................................ F-6
Notes to the Consolidated Financial Statements............................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
Industri-Matematik International Corp.

  We have audited the accompanying consolidated balance sheets of Industri-Matematik International Corp. and subsidiaries as of April 30, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industri-Matematik International Corp. and subsidiaries as of April 30, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1996 in conformity with generally accepted accounting principles in the United States.

                                          Ohrlings Coopers & Lybrand AB
Stockholm, Sweden
June 6, 1996

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    PRO FORMA
                                                                  STOCKHOLDERS'
                                                  APRIL 30,         EQUITY AT
                                              ------------------    APRIL 30,
                                                1995      1996        1996
                                              --------  --------  -------------
                                                                   (UNAUDITED)
                                                                    (NOTE 19)
                   ASSETS
Current assets:
 Cash and cash equivalents................... $    160  $    558
 Accounts receivable, less allowance for
  doubtful accounts
  of $205 and $321 at April 30, 1995 and
  1996, respectively.........................    7,646    13,067
 Accrued receivables.........................    2,836     1,190
 Prepaid expenses............................      973     1,160
 Net assets of discontinued operations (Note
  17)........................................      725     1,111
 Income taxes receivable.....................      249        48
 Other current assets........................      106       169
                                              --------  --------
   Total current assets......................   12,695    17,303
Non current assets:
 Property and equipment, net.................    1,663     1,873
 Deferred income taxes.......................      978     1,988
 Other non current assets....................      172       160
                                              --------  --------
   Total non current assets..................    2,813     4,021
                                              --------  --------
   Total assets.............................. $ 15,508  $ 21,324
                                              ========  ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt........... $  1,412  $    349
 Accounts payable............................    1,229     1,464
 Accrued expenses and other current
  liabilities................................    3,207     3,777
 Accrued payroll and employee benefits.......    2,611     3,365
 Deferred revenue............................    1,256     2,386
                                              --------  --------
   Total current liabilities.................    9,715    11,341
Long-term liabilities:
 Long-term debt..............................    6,725     7,950
 Accrued pension liability...................    1,165     1,482
 Deferred income taxes.......................      --         49
                                              --------  --------
   Total long-term liabilities...............    7,890     9,481
                                              --------  --------
   Total liabilities.........................   17,605    20,822
                                              --------  --------
Commitments and contingencies (Note 13)
Stockholders' equity:
 Convertible Preferred Stock; $.01 par value;
  15,000,000 shares authorized; 14,630,250
  shares issued and outstanding (pro forma:
  no shares outstanding).....................      146       146     $   --
 Common Stock; voting, $.01 par value;
  35,000,000 shares authorized; 7,610,550 and
  9,480,003 issued and outstanding (pro
  forma: 12,406,053 shares issued and
  outstanding)...............................       76        94         124
 Class B Common Stock; non-voting, $.01 par
  value; 12,500,000 shares authorized;
  384,000 shares issued and outstanding (pro
  forma: 12,088,200 shares issued and
  outstanding)...............................        4         4         120
 Additional paid-in capital..................   11,490    15,323      15,323
 Accumulated deficit.........................  (12,620)  (10,870)    (10,870)
 Cumulative translation adjustment...........   (1,193)   (1,569)     (1,569)
 Notes receivable from stockholders (Note
  12)........................................      --     (2,626)     (2,626)
                                              --------  --------     -------
   Total stockholders' equity................   (2,097)      502         502
                                              --------  --------     -------
   Total liabilities and stockholders'
    equity................................... $ 15,508  $ 21,324     $21,324
                                              ========  ========     =======

   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR ENDED APRIL 30,
                                                     -------------------------
                                                      1994     1995     1996
                                                     -------  -------  -------
Revenues:
 Licenses........................................... $ 5,254  $10,661  $15,474
 Services and maintenance...........................  11,950   14,543   23,103
 Other..............................................   1,576    2,540    1,432
                                                     -------  -------  -------
   Total revenues...................................  18,780   27,744   40,009
Cost of revenues:
 Licenses...........................................     721    2,172    2,717
 Services and maintenance...........................  10,030   12,424   16,813
 Other..............................................     831    2,252      947
                                                     -------  -------  -------
   Total cost of revenues...........................  11,582   16,848   20,477
                                                     -------  -------  -------
   Gross profit.....................................   7,198   10,896   19,532
Operating expenses:
 Product development................................   5,517    7,009    6,822
 Sales and marketing................................   3,056    5,720    7,746
 General and administrative.........................   3,688    4,192    3,579
                                                     -------  -------  -------
   Total operating expenses.........................  12,261   16,921   18,147
                                                     -------  -------  -------
Income (loss) from operations.......................  (5,063)  (6,025)   1,385
Other income (expense):
 Interest income....................................      40       15       13
 Interest expense...................................    (229)    (689)    (744)
 Miscellaneous income (expense).....................    (227)    (384)     (12)
                                                     -------  -------  -------
Income (loss) from continuing operations before
 income taxes.......................................  (5,479)  (7,083)     642
Provision (benefit) for income taxes................      40     (941)    (781)
                                                     -------  -------  -------
Income (loss) from continuing operations............  (5,519)  (6,142)   1,423
Income (loss) from discontinued operations (Note
 17)................................................    (151)    (246)     327
                                                     -------  -------  -------
Net income (loss)................................... $(5,670) $(6,388) $ 1,750
                                                     =======  =======  =======
Pro forma net income per share data: (Note 2)
Income (loss) from continuing operations............                   $  0.06
Income (loss) from discontinued operations..........                      0.01
                                                                       -------
Pro forma net income per share......................                   $  0.07
                                                                       =======
Pro forma shares used in per share calculation......                    25,278
                                                                       =======

   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                          NOTES
                         CONVERTIBLE        CLASS B ADDITIONAL             CUMULATIVE   RECEIVABLE      TOTAL
                          PREFERRED  COMMON COMMON   PAID-IN   ACCUMULATED TRANSLATION     FROM     STOCKHOLDERS'
                            STOCK    STOCK   STOCK   CAPITAL     DEFICIT   ADJUSTMENT  STOCKHOLDERS    EQUITY
                         ----------- ------ ------- ---------- ----------- ----------- ------------ -------------
 Issuance of 11,839,110
 shares of Convertible
 Preferred Stock,
 7,610,550 shares of
 Common Stock and
 384,000 shares of Class
 B Common Stock in
 exchange for common
 stock of IMAB, as if
 exchange occurred on
 May 1, 1993............    $119      $76     $ 4    $ 6,879    $   (562)    $(1,003)                  $ 5,513
 Issuance of 1,471,875
 shares of Convertible
 Preferred Stock........      14                       1,986                                             2,000
 Currency translation
 adjustment.............                                                         (64)                      (64)
 Net loss...............                                          (5,670)                               (5,670)
                            ----      ---     ---    -------    --------     -------     -------       -------
   Balance as of April
   30, 1994.............     133       76       4      8,865      (6,232)     (1,067)        --          1,779
 Issuance of 1,319,265
 shares of Convertible
 Preferred Stock........      13                       2,625                                             2,638
 Currency translation
 adjustment.............                                                        (126)                     (126)
 Net loss...............                                          (6,388)                               (6,388)
                            ----      ---     ---    -------    --------     -------     -------       -------
   Balance as of April
   30, 1995.............     146       76       4     11,490     (12,620)     (1,193)        --         (2,097)
 Issuance of 1,256,985
 shares of Common Stock
 under Restricted Stock
 Program................               12              2,614                              (2,626)            0
 Issuance of 612,468
 shares of Common Stock.                6              1,219                                             1,225
 Currency translation
 adjustment.............                                                        (376)                     (376)
 Net income.............                                           1,750                                 1,750
                            ----      ---     ---    -------    --------     -------     -------       -------
   Balance as of April
   30, 1996.............    $146      $94     $ 4    $15,323    $(10,870)    $(1,569)    $(2,626)      $   502
                            ====      ===     ===    =======    ========     =======     =======       =======

   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                        YEAR ENDED APRIL 30,
                                                       -------------------------
                                                        1994     1995     1996
                                                       -------  -------  -------
Cash flows from operating activities
 Net income (loss)...................................  $(5,670) $(6,388) $ 1,750
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
 Depreciation and amortization.......................      691      814    1,063
 Provision for doubtful accounts.....................       (2)     175       99
 Deferred income taxes...............................      --      (977)    (876)
 Gain (loss) on disposal of property and equipment...       (4)       3       (3)
 Write-down of property and equipment................      --       655      --
 Changes in operating assets and liabilities:
  Accounts receivable................................      674   (4,209)  (5,070)
  Accrued receivables and prepaid expenses...........     (920)   2,361    1,789
  Income taxes.......................................     (259)    (717)     224
  Other assets.......................................    1,466      632      (36)
  Accounts payable...................................     (248)     310      135
  Accrued expenses and other current liabilities.....    1,932     (977)     361
  Accrued payroll and employee benefits and deferred
   revenue...........................................      304    2,755    1,626
  Accrued pension liability..........................      172      192      214
                                                       -------  -------  -------
  Net cash provided by (used in) continuing
   operations........................................   (1,864)  (5,371)   1,276
  Net cash provided by (used in) discontinued
   operations........................................      103      248     (322)
                                                       -------  -------  -------
   Net cash flows provided by (used in) operating
    activities.......................................   (1,761)  (5,123)     954
                                                       -------  -------  -------
Cash flows from investing activities:
 Additions to property and equipment.................     (997)    (787)  (1,269)
 Proceeds from sale of property and equipment........       45       11       17
                                                       -------  -------  -------
   Net cash flows provided by (used in) investing
    activities.......................................     (952)    (776) (1,252)
                                                       -------  -------  -------
Cash flows from financing activities:
 Net borrowings (payments) under lines of credit.....   (2,141)     627    5,281
 Proceeds from issuance of long-term debt............    2,637    3,331      528
 Principal payments on long-term debt................     (167)    (368)  (6,299)
 Proceeds from related party debt....................    2,000    2,638      --
 Issuance of Common Stock............................      --       --     1,229
 Other...............................................      365     (246)     (48)
                                                       -------  -------  -------
   Net cash flows provided by financing activities...    2,694    5,982      691
                                                       -------  -------  -------
Translation differences on cash and cash equivalents.       (6)       2        5
                                                       -------  -------  -------
Net increase (decrease) in cash and cash equivalents.      (25)      85      398
Cash and cash equivalents at beginning of year.......      100       75      160
                                                       -------  -------  -------
Cash and cash equivalents at end of year.............  $    75  $   160  $   558
                                                       =======  =======  =======
Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
 Interest............................................  $   211  $   432  $   621
                                                       =======  =======  =======
 Income taxes........................................  $   341  $   572  $   (40)
                                                       =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND ORGANIZATION

  Industri-Matematik International Corp., a Delaware corporation, (the "Company") and its subsidiaries (collectively, the "Companies"), develop, market, implement and support client/server demand chain management software. The Companies' primary software product, System ESS, has been designed to provide for the complex and high throughput order fulfillment requirements of manufacturers, distributors and wholesalers. The Company's three operating subsidiaries are located and primarily conduct business in the United States, Sweden and the United Kingdom.

  The Company was formed on May 1, 1995 as the parent of Industri-Matematik AB ("IMAB"), a company domiciled in Sweden, pursuant to a corporate reorganization. The reorganization was effected by issuing all the shares of the Company's stock to the stockholders of IMAB based upon the number and class of shares of IMAB owned by each in exchange for all of the outstanding stock of IMAB. The reorganization was accounted for in a manner similar to a pooling-of-interests. The consolidated accounts comprise the accounts of the Companies as if they had been owned by the Company throughout the entire reporting period.

2. SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  In fiscal 1996, the Company adopted plans for the sale of its business segments operated by its 55% owned subsidiary, Pargon AB ("Pargon"), a company domiciled in Sweden. In accordance with Accounting Principles Board Opinion ("APB") No. 30, the segments of Pargon have been presented as discontinued operations in the accompanying consolidated financial statements. (See Note 17 for further discussion and disclosure).

 Revenue Recognition

  License revenues represent sales of the Companies' System ESS software. Service revenues represent sales from consulting implementation and training services. Annual maintenance and support revenues consist of ongoing support and product updates. Other revenues primarily represent hardware sales.

  The Companies recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 91-1, Software Revenue Recognition. Software license fees are recognized upon the signing of the license agreement and shipment to the customer of the product provided that no significant vendor obligations remain and collection of the resulting receivables is probable. Revenues relating to services are recognized as services are performed. Annual payments for maintenance agreements are generally received in advance and are non-refundable. Maintenance revenues are recognized ratably over the term of the contract. Other revenues are recognized when made available through shipment to the customer. Unrecognized revenue relating to maintenance contracts are reflected as deferred revenue in the accompanying consolidated balance sheets.

  Under the terms of the Company's License Agreements, the only warranty provided is that the software will function in accordance with the operation documentation by a specified date. As this warranty is for a very limited time period and historically the Company has had no warranty claims, the Company's policy is to record no warranty provision upon the recognition of license revenues. In addition, due to the Companies' insignificant product returns and price adjustments in the past, no provision is provided for product returns and price adjustments upon recognition of software license revenues. Insignificant vendor obligations are recorded at the time products are shipped.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

 Product Development Costs

  Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed."

  Costs incurred in the product development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Companies have not capitalized any software development costs since such costs have been immaterial.

 Property and Equipment

  Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets ranging from 3 to 5 years. Equipment purchased under capital leases is amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

  Upon retirement or sale of property and equipment, cost and accumulated depreciation on such assets are removed from the accounts and any gains or losses are reflected in the statement of operations. Maintenance and repairs are charged to expense as incurred.

 Foreign Currency Translation

  The functional currency of the Company's foreign subsidiaries in Sweden and the United Kingdom is the applicable local currency. The translation from the respective foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income statement accounts using a weighted average exchange rate during the period. Gains or losses resulting from such translation are included as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in miscellaneous income (expense). For the fiscal years ended April 30, 1994, 1995 and 1996 foreign exchange gains (losses) of $162,000, ($105,000) and $65,000, respectively, were recorded by the Companies.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Companies to concentrations of credit risk consist principally of accounts receivable with customers. This risk, however, is limited due to the number of customers comprising the Companies' customer base and their dispersion across the United States, Scandinavia and the United Kingdom. The Companies' customers are generally multi-national companies in the food and beverage, pharmaceutical, consumer electronics, automotive parts and industrial sector industries. The Companies perform ongoing credit evaluations of their customers and do not require collateral. The Companies maintain allowances for potential credit losses and such losses have been within management's expectations.

 Cash and Cash Equivalents

  The Companies consider all highly liquid, low risk debt instruments with purchased maturity dates of three months or less from date of purchase to be cash equivalents.

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

 Pro Forma Net Income Per Share

  For the year ended April 30, 1996, pro forma net income per share was based on the weighted average number of common and common stock equivalents outstanding during the period, computed in accordance with the treasury stock method. The pro forma weighted average number of common shares assumes the conversion of all Convertible Preferred stock into Common Stock and Class B Common Stock and the three-for-one stock split upon the closing of the Company's initial public offering using the if-converted method as of the beginning of the year. Historical net income (loss) per share data has not been presented as such information is not considered to be relevant or meaningful. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices below the anticipated public offering price during the twelve months immediately preceding the initial filing date have been included in the calculation as outstanding for all periods presented (using the treasury stock method and the anticipated initial public offering price).

 Cash Flow Information

  Cash flows in foreign currencies have been converted to U.S. dollars at an approximate weighted average exchange rate or the exchange rates in effect at the time of the cash flows, where determinable.

 Fair Value of Financial Instruments

  During 1994, the Financial Accounting Standards Board issued SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". This statement requires the disclosure of estimated fair values for all financial instruments for which it is practicable to estimate fair value. Financial instruments including cash and cash equivalents, receivables and payables, deferred revenue, and current portions of long-term debt are deemed to approximate fair value due to their short maturity. The carrying amount of long-term debt with banks and capitalized lease obligations are also deemed to approximate their fair values.

 Income taxes

  Effective May 1, 1991, the Companies adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized, to the differences between the financial statement carrying amount and the tax bases of existing assets and liabilities. Under SFAS 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in net income in the period in which the tax rate change is enacted. The statement also requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.

 Effect of Recent Pronouncements

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Companies will adopt SFAS 121 in the first quarter of the fiscal year ending April 30, 1997, and based on current circumstances, do not believe the effect of adoption will be material.

  In October 1995, the Financial Accounting Standard Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 is effective for fiscal years beginning on or after December 15,

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

1995. SFAS No. 123 requires that the compensation cost of issuing stock options be measured at fair value using an option-pricing model. The Companies can either recognize the compensation cost in the consolidated financial statements or, if the recognition option is not chosen, disclose the proforma effects in the notes to the consolidated financial statements. The Companies plan to adopt the disclosure option in the fiscal year ending April 30, 1997. Therefore, SFAS No. 123 will have no effect on the Companies' net earnings, stockholders' equity or cash flows.

3. ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS

  The following table provides a summary of the activity in the accounts receivable allowance for doubtful accounts for the years ended April 30, 1995 and 1996:

                                                         YEAR ENDED APRIL 30,
                                                         ----------------------
                                                            1995        1996
                                                         ----------  ----------
                                                            (IN THOUSANDS)
      Balance at beginning of period.................... $       29  $      205
      Charged to expense................................        210         265
      Deductions........................................        (34)       (149)
                                                         ----------  ----------
      Balance at end of period..........................      $ 205       $ 321
                                                         ==========  ==========

4. PREPAID EXPENSES

                                                                   APRIL 30,
                                                                ---------------
                                                                 1995    1996
                                                                ---------------
                                                                (IN THOUSANDS)
      Prepaid rent............................................. $  260 $    251
      Prepaid leasing costs....................................    206      205
      Prepaid insurance costs..................................    133      108
      Other....................................................    374      596
                                                                ------ --------
                                                                 $ 973  $ 1,160
                                                                ====== ========


5. PROPERTY AND EQUIPMENT

  Property and equipment is recorded at cost, less accumulated depreciation. Property and equipment consists of:

                                                                  APRIL 30,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
      Computer equipment...................................... $ 2,285  $ 2,877
      Furniture and fixtures..................................     768    1,272
      Automobiles.............................................     334      571
                                                               -------  -------
                                                                 3,387    4,720
      Less: accumulated depreciation and amortization.........  (1,724)  (2,847)
                                                               -------  -------
                                                               $ 1,663  $ 1,873
                                                               =======  =======

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  Included in property and equipment are assets leased under capital lease obligations as follows:

                                                                  APRIL 30,
                                                               ----------------
                                                                1995     1996
                                                               ------- --------
                                                               (IN THOUSANDS)
      Computer equipment...................................... $   --  $    250
      Furniture and fixtures..................................    111       312
      Automobiles.............................................    249       510
                                                               ------  --------
                                                                  360     1,072
      Less accumulated amortization...........................    (42)     (255)
                                                               ------  --------
                                                               $  318  $    817
                                                               ======  ========

  The amortization expense on capital leases amounted to $42,000 and $214,000 for the years ended April 30, 1995 and 1996, respectively.

6. INCOME TAXES

  Income (loss) from continuing operations before income taxes was distributed geographically as follows:

                                                         YEAR ENDED APRIL 30,
                                                         -----------------------
                                                          1994     1995    1996
                                                         -------  -------  -----
                                                            (IN THOUSANDS)
      Domestic.......................................... $    72  $(1,583) $  87
      Foreign...........................................  (5,551)  (5,500)   555
                                                         -------  -------  -----
        Total........................................... $(5,479) $(7,083) $ 642
                                                         =======  =======  =====

  Components of the provision (benefit) for income taxes are as follows:

                                                         YEAR ENDED APRIL 30,
                                                         -----------------------
                                                          1994     1995    1996
                                                         -------  -------  -----
                                                            (IN THOUSANDS)
      CURRENT:
      Federal........................................... $    --  $    --  $  --
      State.............................................      15        5      5
      Foreign...........................................      25       33    100
                                                         -------  -------  -----
        Total current provision.........................      40       38    105
                                                         -------  -------  -----
      DEFERRED:
      Federal........................................... $    --  $   (10) $  58
      State.............................................      --       --      2
      Foreign...........................................      --     (969)  (946)
                                                         -------  -------  -----
        Total deferred provision (benefit)..............      --     (979)  (886)
                                                         -------  -------  -----
         Total provision (benefit) for income taxes..... $    40  $  (941) $(781)
                                                         =======  =======  =====

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  The approximate tax effects of temporary differences which give rise to net deferred taxes are:

                                                                  APRIL 30,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
    Deferred income taxes, noncurrent asset
      Net operating loss carryforwards........................ $ 3,207  $ 5,260
      Capitalization of product development costs.............   2,292    --
      Alternative Minimum Tax Credits.........................     153    --
      Depreciation............................................     (27)   --
      Deferred revenue........................................    (724)   --
      Other...................................................     (12)    (290)
                                                               -------  -------
      Total deferred income taxes, noncurrent asset...........   4,889    4,970
      Valuation allowance.....................................  (3,911)  (2,982)
                                                               -------  -------
      Total net deferred income taxes, noncurrent asset.......     978    1,988
                                                               -------  -------
    Deferred income taxes, long-term liability
      Net operating loss carryforwards........................   --          43
      Alternative Minimum Tax Credits.........................   --         153
      Depreciation............................................   --         (32)
      Deferred revenue........................................   --        (213)
                                                               -------  -------
      Total deferred income taxes, long-term liability........   --         (49)
                                                               -------  -------
      Total net deferred tax asset............................ $   978  $ 1,939
                                                               =======  =======

  A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory rates is as follows:

                                           YEAR ENDED APRIL 30,
                                    -----------------------------------------
                                       1994           1995          1996
                                    ------------   ------------  ------------
                                       $      %       $      %     $      %
                                    -------  ---   -------  ---  ------  ----
                                              (IN THOUSANDS)
    Statutory rate................. $(1,918)  35%  $(2,479)  35%  $ 224    35%
    Benefit of utilization of net
     operating loss and tax credit
     carryforwards.................   --     --      --     --     (542)  (85)
    Valuation of temporary
     differences...................   1,544  (28)    1,104  (16) (1,176) (183)
    Deferred revenues..............     (62)   1      (267)   4     620    96
    Foreign taxes..................     389   (7)      376   (5)    (33)   (5)
    Other..........................      87   (1)      325   (5)    126    20
                                    -------  ---   -------  ---  ------  ----
    Effective tax rate............. $    40    0 % $  (941)  13% $ (781) (122)%
                                    =======  ===   =======  ===  ======  ====

  As of April 30, 1996, the Companies had net operating loss carryforwards of approximately $18,912,000 available to offset future taxable income of which $18,786,000 is related to net operating loss carryforwards in IMAB. Net operating loss carryforwards available to offset alternative minimum taxable income do not differ significantly from those available to offset regular taxable income. The majority of these carryforwards are available for an indefinite period.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  The deferred tax asset was reduced by a valuation allowance of $2,585,000 as of April 30, 1994. The valuation allowance increased to $3,911,000 as of April 30, 1995. During the fiscal year ended April 30, 1996, the Companies, based on their operating results and the strong market acceptance of the System ESS product, reduced its valuation allowance by $1,001,000 to $2,910,000. This change in judgment regarding the realizability of certain net operating losses has been reflected in the benefit for income taxes for the year ended April 30, 1996. Realization of the residual tax asset of $1,939,000 as of April 30, 1996 is dependent on generating sufficient taxable income and corresponding taxes in the future to offset the net operating loss carryforwards. Estimated future earnings necessary to fully realize the net deferred tax asset are $7,100,000. Such earnings currently are forecasted to be realized within two years, although there can be no assurance that future earnings, if any, will meet currently forecasted levels within such time. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

  The Companies have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                                   APRIL 30,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Accrued purchases........................................ $ 1,418 $ 1,731
      Accrued royalty..........................................     --    1,372
      Accrual for loss contract................................     556     237
      Accruals for contract expenses...........................     916     153
      Value-added tax..........................................     303     131
      Other....................................................      14     153
                                                                ------- -------
                                                                $ 3,207 $ 3,777
                                                                ======= =======

  The accrual for loss contract was established during fiscal 1995 and relates to a reserve for obsolete software that was part of an operating lease contract for computer hardware. The amount accrued represents the software portion of the future minimum lease payments based on the fair value of the software in relation to the fair value of both the hardware and software provided under the total lease contract. Accruals for contract expenses are primarily license fees to third parties for software included in the sale of System ESS.

8. ACCRUED PAYROLL AND EMPLOYEE BENEFITS

                                                                   APRIL 30,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Accrued commissions...................................... $   275 $   776
      Accrued payroll taxes....................................     913     960
      Accrued vacation pay.....................................     685     750
      Accrued salaries and bonus...............................     738     879
                                                                ------- -------
                                                                $ 2,611 $ 3,365
                                                                ======= =======

9. EMPLOYEE BENEFIT PLANS

  The Companies provide retirement benefits for substantially all employees in the United States and in foreign locations. In the U.S. and the U.K., the Companies sponsor defined contribution plans. In addition, IMAB has a supplemental defined contribution plan for certain key management.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  The Companies' Swedish subsidiary, IMAB, participates in several pension plans (non-contributory for employees), which cover substantially all employees of its Swedish operations. The plans are administered by a national organization, Pensionsregistreringsinstitutet ("PRI"), in which most companies in Sweden participate. The level of benefits and actuarial assumptions are established by the national organization and, accordingly, IMAB may not change benefit levels or actuarial assumptions. The Company accounts for pensions in accordance with SFAS No. 87, "Employers' Accounting for Pensions" using the projected unit credit cost method.

  The net periodic pension cost related to continuing operations is comprised of the following:

                                                         YEAR ENDED APRIL 30,
                                                         ----------------------
                                                          1994    1995    1996
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
      Service cost...................................... $   97  $  106  $  164
      Interest cost.....................................     54      72      85
      Amortization of actuarial net loss or gain........     (7)     (3)     (9)
      Amortization of transition obligation.............      3       3       3
                                                         ------  ------  ------
      Net periodic pension cost......................... $  147  $  178  $  243
                                                         ======  ======  ======

  The following table shows the plans funded status and amounts recognized in the consolidated balance sheet:

                                                                  APRIL 30,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
      Actuarial present value of benefit obligation:
      Vested benefit obligation............................... $   824  $ 1,316
      Additional benefits due to salary increases.............     142      673
                                                               -------  -------
      Projected benefit obligation ("PBO")....................     966    1,989
      Fair value of plan assets...............................     --       --
                                                               -------  -------
      Unfunded PBO............................................     966    1,989
      Unrecognized actuarial (gain) or loss...................     227     (481)
      Unrecognized transition obligation......................     (28)     (26)
                                                               -------  -------
      Accrued pension liability............................... $ 1,165  $ 1,482
                                                               =======  =======

  The actuarial assumptions used in computing the pension amounts above were:

                                                      YEARS ENDED APRIL 30,
                                                     ---------------------------
                                                      1994      1995      1996
                                                     -------   -------   -------
      Discount rate.................................     9.0%      8.5%      8.0%
      Salary increase...............................     5.5%      5.0%      5.0%
      Inflation.....................................     5.0%      4.0%      4.0%

 Defined Contribution Plans

  Contributions by the Companies relating to their defined contribution plans for the years ended April 30, 1994, 1995 and 1996 were $139,000, $149,000 and
$208,000 respectively.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

10. DEBT AND SHORT-TERM BORROWINGS

  A summary of the Companies' debt facilities is as follows:

                                                                  APRIL 30,
                                                                ---------------
                                                                 1995     1996
                                                                -------  ------
                                                                (IN THOUSANDS)
Revolving Lines of Credit (see below).........................  $ 1,928  $7,327
Bank loan due November 30,1995, Swedish Prime Rate plus 1%
 (9.5% at April 30, 1995).....................................    5,536      --
Obligations under capital leases, imputed interest rates of
 11%-14% and 13.2%-20.8% in 1995 and 1996, respectively, terms vary from 36 to 60 months, collateralized by the underlying
 assets.......................................................      347     875
Finance company loan due September 1996, Swedish Market "K1"
 plus 2.5% (11.61% and 8.81% at April 30, 1995 and 1996,
 respectively), unsecured.....................................      277      97
Other financing, at various rates with varying scheduled
 maturities in 1996...........................................       49      --
                                                                -------  ------
Total Debt and Short-Term Borrowings..........................    8,137   8,299
Less Current Portion of Debt and Short-Term Borrowings........   (1,412)   (349)
                                                                -------  ------
Long-Term Debt................................................  $ 6,725  $7,950
                                                                =======  ======

  The Companies have various Revolving Credit Agreements in effect with one bank in both the United States and Sweden with available borrowings aggregating $3,976,000 and $9,900,000 as of April 30, 1995 and 1996,
respectively. During the fiscal year ended April 30, 1996, the Company converted its bank loan due November 30, 1995 into two additional lines of credit facilities bearing U.S. and British currencies. Although the outstanding balances on such facilities are renewable annually and are payable on demand, the Companies have the ability and intent to refinance the debt from the proceeds of the issuance of the Company's common stock in the Company's initial public offering. Alternatively, the Company will obtain long-term financing. Therefore, such amounts have been reclassified as long-term debt in the consolidated balance sheets as of April 30, 1995 and 1996. The unused lines totalled $2,048,000 and $2,562,000 at April 30, 1995 and 1996, respectively.

  Approximately $5,893,000 of the Company's assets in Sweden have been pledged as collateral. The Companies pay a floating charge of .5% on the SEK Line of Credit Facilities. The Swedish credit agreements contain a financial covenant requiring that the equity ratio (total stockholders' equity as a percentage of total assets) of IMAB, on a Swedish statutory basis, shall be a minimum of 25%. As of, and for the three fiscal years ended, April 30, 1996, the Company was in compliance with such financial covenant. In addition, the payment of dividends is restricted under the Company's credit agreements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  The following provides a summary of the terms and balances outstanding relating to the Companies' revolving lines of credit:

                                                                    APRIL 30,
                                                                 ---------------
                          DESCRIPTION                             1995    1996
                          -----------                            ------- -------
                                                                 (IN THOUSANDS)
SEK 15,000,000 Facility renewable November 28, 1996 and
 SEK 6,500,000 Facility due September 8, 1996, Swedish Prime
 Rate plus 1% (weighted average interest rate of 7.69% and
 7.88% at April 30, 1995 and 1996, respectively)...............  $ 1,328 $ 3,003
US $2,700,000 Facility renewable June 27, 1996, U.S. Prime Rate plus 1.75% (weighted average interest rate of 7.30% at April
 30, 1996).....................................................       --     319
GB (Pounds)2,000,000 Facility renewable December 8, 1996,
 British Prime Rate plus 1.75% (weighted average interest rate
 of 7.88% at April 30, 1996)...................................       --   3,005
US $1,000,000 Facility renewable May 31, 1997, U.S. Prime Rate plus .25% (weighted average interest rate of 8.87% and 8.27%
 at April 30, 1995 and 1996, respectively).....................      600   1,000
                                                                 ------- -------
  Total Revolving Lines of Credit..............................  $ 1,928 $ 7,327
                                                                 ======= =======

  Future minimum payments, by year and in the aggregate, under noncancellable capital leases consist of the following as of April 30, 1996.

                                                                  FUTURE MINIMUM
                                                                   PAYMENTS ON
                  FISCAL YEAR ENDING APRIL 30,                    CAPITAL LEASES
                  ----------------------------                    --------------
                                                                  (in thousands)
1997.............................................................           $251
1998.............................................................            312
1999.............................................................            271
2000.............................................................             33
2001.............................................................              8
Thereafter.......................................................              0
                                                                  --------------
Total future minimum lease payments..............................            875
                                                                  ==============

11. STOCKHOLDERS' EQUITY

  The Company's Restated Certificate of Incorporation as in effect as of April 30, 1996 authorizes (i) 30,000,000 shares of preferred stock ("Preferred Stock") at par value of $0.01 of which 15,000,000 shares are designated Convertible Preferred Stock ("Convertible Preferred Stock") and 15,000,000 have no conversion rights ("Non-Convertible Preferred Stock"), (ii) 35,000,000 shares designated as Common Stock at par value of $0.01 and (iii) 12,500,000 shares designated as Class B Common Stock. Holders of Common Stock and Preferred Stock are entitled to one vote for each share held. Holders of Class B Common Stock have no voting rights. All classes of stock are entitled to receive dividends in the same amount per share.

  Holders of Convertible Preferred Stock have the right, at any time upon written notice to the Company, to elect to convert each share of Convertible Preferred Stock held by them into Common Stock and Class B Common Stock. Such conversion will take place automatically on the date of a completed public offering of the Common Stock or Class B Common Stock. Upon any (a) liquidation, dissolution or

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES winding up of the Company or (b) transaction in which any party acquires a controlling portion of the voting stock of the Company or substantially all of the assets of the Company, the holders of Convertible Preferred Stock are entitled, prior to any distribution to holders of Common Stock, to a payment per share of Convertible Preferred Stock equal to its pro rata portion of such distribution, but not less than $4.50 plus a 7% accrual compounding annually, up to October 1, 1996. (See Notes 18 and 19)

  As of April 30, 1996, the Company had no outstanding shares of Non-Convertible Preferred Stock.

  Total stockholders' equity includes an amount of SEK 40,800,000
(approximately U.S. $6,000,000) in IMAB which is restricted as to usage according to Swedish Company Law. The amount can only be used to cover a net deficit, for an increase in share capital, or for other uses as agreed by the courts.

12. STOCK OPTION PLAN AND RESTRICTED STOCK PROGRAM

 Stock Option Plan

  In May 1995, the Company adopted the Industri-Matematik International Corp. Stock Option Plan (the "U.S. plan"). The U.S. plan provides for grants of incentive stock options to key employees (including officers and employee directors) of the Companies and non-incentive stock options to members of the Company's Board of Directors, consultants and other advisors of the Company who are not employees. The maximum term for either form of option is ten years.

  Total options of 939,975 were granted under this plan in the fiscal year ended April 30, 1996 each with an exercise price of $2 which was equal to the fair value on the date of grant. Accordingly, no compensation expense was recorded. None of these options were exercised or forfeited in the fiscal year ended April 30, 1996. As of April 30, 1996, a total of 2,060,025 shares of Common Stock were reserved for future issuance under the stock option plan.

 Restricted Stock Program

  In May 1995, the Company instituted a restricted stock program whereby shares of the Company's Common Stock were purchased by certain key employees of the Company's operating subsidiary in Sweden in exchange for nonrecourse promissory notes. The shares were issued through a wholly owned subsidiary of the Company, Software Finance Corporation ("SFC"). Principal on the promissory notes is due either nine or ten years after issuance with interest being due and payable annually, generally at the beginning of each fiscal year.

  Under the Restricted Stock Program the total number of shares issued were 1,256,985 at a weighted average price of $2.09 per share for total proceeds of $2,626,000.

  Under the terms of the restricted stock program, SFC has an option to repurchase the shares issued to each employee provided it pays the annual option price. The exercise price to be paid by SFC upon exercise of a purchase option shall be the fair market value, provided that if the option to purchase is exercised prior to the end of a stated period, then the exercise price shall be the initial purchase price for a percentage of the shares after the first anniversary of the option agreement, generally decreasing by 20% each subsequent year, such that the exercise price is the fair market value.

  Under the terms of the Restricted Stock Program SFC pays an annual option premium to the restricted stock shareholders. Such premium is at a rate substantially equal to the interest due on the non-recourse promissory note. Pursuant to the terms of the Restricted Stock Program, the option premiums are to be offset against the interest due on the promissory note.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

The restricted stock shares are included within Common Stock and additional paid-in capital in Stockholders' equity while the non-recourse promissory notes are classified as a contra-account as notes receivable from Stockholders, also in Stockholders' equity.

  SFC has the right and obligation to apply against the payment of any principal due on the promissory note any amounts payable by SFC to the recipient of the Shares as the exercise price under the Option Agreement. The Company has the ability and intent to prevent the recipients from selling the purchased securities. Accordingly, the Company has not recognized any compensation expense in respect of the restricted stock in the statements of operations. The restricted stock shares issued under this program and dividends paid are subject to a pledge and security interest held by SFC.

13. COMMITMENTS AND CONTINGENCIES

 Operating leases

  The Companies lease office facilities and certain office equipment under various noncancelable operating lease agreements.

  Aggregate future minimum lease payments under noncancelable operating leases are as follows as of April 30, 1996:

                                                         FUTURE MINIMUM PAYMENTS
    FISCAL YEAR ENDING APRIL 30,                           ON OPERATING LEASES
    ----------------------------                         -----------------------
                                                             (IN THOUSANDS)
    1997................................................         $1,762
    1998................................................          1,341
    1999................................................            909
    2000................................................            574
    2001................................................            440
    Thereafter..........................................              0
                                                                 ------
    Total future minimum lease payments.................         $5,026
                                                                 ======

  Total rent expense under the leases was $604,000, $1,455,000 and $973,000 for the years ended April 30, 1994, 1995, and 1996, respectively.

 Litigation

  From time to time disputes have arisen with certain of the Company's customers regarding the implementation of the Company's software products. There is currently one dispute that is unresolved and for which a formal complaint has been filed. The Company believes that the allegations of this customer have no merit and plans to vigorously defend the action. While the outcome of this matter cannot be determined with certainty, the Company does not believe that the resolution of this claim will have a material adverse effect on the Company's business, operating results, liquidity or financial condition. The Company is not a party to any other litigation that would have a material adverse effect on the Company's business, operating results, liquidity or financial condition.

14. RELATIONSHIP WITH ORACLE

  The Companies have an informal joint marketing and sales arrangement with Oracle Corporation ("Oracle") pursuant to which the two companies jointly market to potential customers in the consumer

         INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES packaged goods market. Pursuant to this arrangement, the Companies pay to Oracle a percentage of the Company's license revenue from customers in the consumer packaged goods market to whom licenses are jointly marketed by Oracle and the Companies. For the fiscal year ended April 30, 1996, 58% of the Companies' license revenue and 24% of the Companies' total revenue were derived from six customers introduced to the Companies by Oracle pursuant to this arrangement. The Companies paid Oracle approximately $1,500,000 in royalties for the fiscal year ended April 30,1996.

15. RELATED PARTY TRANSACTIONS

  During the fiscal years ended April 30, 1994 and 1995, the Company issued two promissory notes to the Companys' majority stockholder of $2.0 and $2.5 million, respectively. Such notes, together with accrued interest thereon were converted into shares of the Company's Convertible Preferred Stock within the same fiscal years as originally issued.

  The Companies have entered into a consulting arrangement with a shareholder of the Company which expires on October 31, 1996. Pursuant to this arrangement, the shareholder received $306,000 from the Companies during the year ended April 30, 1996.

16. GEOGRAPHIC INFORMATION

  The Companies' operations are located primarily in the United States, Sweden and the United Kingdom. The following table sets forth the geographic information relating to revenues by customer location and income (loss) from operations and identifiable assets by operating subsidiary location.

                                                                              INTER-
    YEAR ENDED APRIL  UNITED            UNITED                  DISCONTINUED  COMPANY     TOTAL
       30,            STATES   SWEDEN   KINGDOM  NORWAY FINLAND  OPERATIONS  AND OTHER CONSOLIDATED
 -------------------  -------  -------  -------  ------ ------- ------------ --------- ------------
      REVENUES                                      (IN THOUSANDS)
        1996          $18,035  $13,516  $5,209   2,153   1,096         --     $    --    $40,009
                      =======  =======  ======   =====   =====     ======     =======    =======
        1995          $ 8,550  $17,040  $   --   1,673     481         --     $    --    $27,744
                      =======  =======  ======   =====   =====     ======     =======    =======
        1994          $ 4,122  $13,765  $  226     674      --         --     $    (7)   $18,780
                      =======  =======  ======   =====   =====     ======     =======    =======
    YEAR ENDED APRIL
        30,
 -------------------
 INCOME (LOSS) FROM
      OPERATIONS
        1996          $   214  $ 2,033  $ (862)     --      --         --     $    --    $ 1,385
                      =======  =======  ======   =====   =====     ======     =======    =======
        1995          $(1,348) $(4,545) $ (132)     --      --         --     $    --    $(6,025)
                      =======  =======  ======   =====   =====     ======     =======    =======
        1994          $   135  $(5,198) $   --      --      --         --     $    --    $(5,063)
                      =======  =======  ======   =====   =====     ======     =======    =======
     APRIL 30,
   --------------
 IDENTIFIABLE ASSETS
        1996          $11,420  $13,209  $2,725      --      --     $1,111     $(7,141)   $21,324
                      =======  =======  ======   =====   =====     ======     =======    =======
        1995          $ 5,901  $12,280  $2,206      --      --     $  725     $(5,604)   $15,508
                      =======  =======  ======   =====   =====     ======     =======    =======

 Major customers

  For the year ended April 30, 1994, the Companies recorded revenues from two customers which comprised 27% and 11% of total revenues, respectively. For the year ended April 30, 1995, the Companies

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES recorded revenues from two customers which comprised 13% and 12% of total revenues, respectively. No major customer for fiscal 1994 was also a major customer for fiscal 1995. For the year ended April 30, 1996, the Companies had no single customers with sales comprising more than 10% of total revenues.

17. DISCONTINUED OPERATIONS

  As discussed in Note 2, during fiscal 1996 the Company adopted plans for the sale of its 55% owned subsidiary, Pargon AB, which operates in two segments constituting the production and sale of microprocessor compilers and consultancy services for relational data base management systems ("RDBMS"). The Microprocessor compiler segment includes the development and supply through direct sale of compilers for microprocessors used by manufacturers of domestic appliances and cellular communications equipment. The RDBMS consultancy segment relates to the supply of RDBMS consultancy services to public sector institutions in Sweden.

  These business segments are accounted for as discontinued operations in accordance with APB No. 30 and therefore, their operations have been separately presented in the consolidated financial statements. Revenues, cost of revenues, operating expenses, other income and expense and provisions for income taxes for the fiscal year 1994, 1995 and 1996 have been reclassified for amounts associated with the discontinued operations.

  Summary operating results associated with the discontinued operations of Pargon AB for the years ended April 30, 1994, 1995 and 1996 were as follows:

                                                         YEAR ENDED APRIL 30,
                                                         ----------------------
                                                          1994    1995    1996
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
    Revenues............................................ $4,855  $6,080  $8,149
                                                         ======  ======  ======
    Gross profit........................................ $2,192  $2,578  $3,826
                                                         ======  ======  ======
    Operating expenses.................................. $2,133  $2,693  $2,928
                                                         ======  ======  ======
    Minority interest................................... $  136  $   63  $  275
                                                         ======  ======  ======
    Income (loss) from discontinued operations before
     income taxes....................................... $  (42) $ (168) $  590
    Provision for income taxes..........................    109      78     263
                                                         ------  ------  ------
    Income (loss) from discontinued operations after
     provision for income taxes......................... $ (151) $ (246) $  327
                                                         ======  ======  ======

         INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  The net assets of the discontinued operations excluding intercompany balances as of April 30, 1995 and 1996 were as follows:

                                                                    APRIL 30,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
    Current assets............................................... $2,065 $2,899
    Property and equipment.......................................    382    460
    Other assets.................................................     18     14
                                                                  ------ ------
      Total assets...............................................  2,465  3,373
                                                                  ------ ------
    Current liabilities..........................................  1,001  1,212
    Other noncurrent liabilities.................................     84    152
    Minority interest............................................    655    898
                                                                  ------ ------
      Total liabilities and minority interest....................  1,740  2,262
                                                                  ------ ------
      Net assets................................................. $  725 $1,111
                                                                  ====== ======

  Management's plan, as approved by the Company's board of directors, sets forth the Company's intent to divest itself of the entire operation as it relates to Pargon, including all of its assets and liabilities, through the sale of all of Pargon's common stock. Management is currently in negotiations with prospective buyers and believes it will consummate the sale prior to the end of fiscal year 1997.

  Although, it is not yet possible to estimate the prospective gain or loss on the disposition of the discontinued operations, the Company does not anticipate a loss on the disposition and therefore does not expect that such disposition will have a material adverse effect on the Company's financial condition and results of operations. Income from discontinued operations for the period between the measurement date and April 30, 1996 was approximately $379,000.

18. SUBSEQUENT EVENT

  In May 1996, the Company's Board of Directors approved a three-for-one stock split of its issued and outstanding Common Stock, Class B Common Stock and Convertible Preferred Stock. The par value of the Company's Common Stock, Class B Common Stock and Convertible Preferred Stock remains unchanged. All per share, weighted average shares outstanding and option data presented in the consolidated financial statements have been retroactively adjusted to reflect the effects of the split unless otherwise indicated.

19. PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

  Upon the completion of the Company's initial public offering, all of the Company's Convertible Preferred Stock outstanding as of the date hereof under the Company's Restated Certificate of Incorporation as currently in effect, will be converted to Common Stock and Class B Common Stock at a rate of 20% and 80%, respectively. The pro forma stockholders' equity reflects such conversion of the Convertible Preferred Stock. (See Note 2)

                                   GLOSSARY

  Client/server--Client/server is a computer system architecture which divides computing tasks among multiple computer software programs that reside on separate computers. One computer (the "client"), which is in need of having a particular task performed, will request that task to be carried out by another computer (the "server"). Three-tier client/server refers to a specific structure of implementing client/server, typically using shared databases, local and wide area networks, and personal computers.

  Distributed Computing--Distributed computing is a style of designing and/or configuring a computer system to allocate the task of the system among multiple computers that generally coordinate their activities by exchanging messages and data across an electronic communications network. Distributed computing frequently utilizes client/server techniques.

  Electronic Data Interchange ("EDI")--Electronic data interchange refers to the transfer of information electronically between the computer systems of separate parties and typically replaces certain paper-based processes, such as the purchase order and invoicing processes.

  Enterprise Resource Planning ("ERP")--Enterprise resource planning software is designed to manage the flow of information, products and resources throughout an entire business enterprise, including suppliers, manufacturers and customers.

  4GL--A 4GL is a common, highly sophisticated, fourth generation language for writing software applications.

  Legacy Systems--Legacy systems refers to pre-existing computer systems that have been used by a particular enterprise, usually for a long period of time and are often costly to replace. See mainframe.

  Mainframe--A mainframe computer is one that falls within a class of computers that generally include the greatest processing power and data storage capacities.

  Manufacturing Resource Planning ("MRP")--Manufacturing resource planning software is used by manufacturers to efficiently manage the manufacturing process.

  Mid-range--A mid-range computer is one which falls within a class of computers which are generally of moderate processing power and data storage capabilities.

  Operating platform--an operating platform is the particular combination of computer hardware, operating system(s) and other system software which is sufficient or necessary to install and use an application software product.

  Open Systems--Open systems are software systems which are generally adept at running on multiple operating platforms and interacting with other software.

 Relational Database Management System--A relational database management system is a formal methodology for storing and retrieving data in a computer system by structuring the data in a tabular form. An RDBMS is implemented in the form of system software.

================================================================================

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................   16
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Exchange Rates............................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   31
Management................................................................   44
Certain Transactions......................................................   50
Principal and Selling Stockholders........................................   51
Description of Capital Stock..............................................   52
Shares Eligible for Future Sale...........................................   54
Underwriting..............................................................   55
Legal Matters.............................................................   56
Experts...................................................................   56
Additional Information....................................................   56
Index to Consolidated Financial Statements................................  F-1
Glossary..................................................................  G-1

                                  -----------

 UNTIL     , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
- --------------------------------------------------------------------------------

                                4,000,000 Shares

                           [LOGO OF INDUSTRI-MATEMATIK
                                APPEARS HERE]

                                  Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                               Alex. Brown & Sons
                                  INCORPORATED

                                 UBS Securities

                        SoundView Financial Group, Inc.

                                       , 1996

- --------------------------------------------------------------------------------
================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses of this offering (other than the underwriting discounts and commissions);

SEC Registration Fee................................................ $   20,621
NASD Filing Fee.....................................................      6,480
Blue Sky Fees and Expenses..........................................     15,000
Accounting Fees and Expenses........................................    400,000
Legal Fees and Expenses.............................................    450,000
Printing and Engraving Expenses.....................................    150,000
Premium for Directors and Officers Insurance........................    250,000
Transfer Agent and Registrar Fees and Expenses......................      5,000
Fee for Custodian for Selling Stockholders..........................      5,000
Miscellaneous.......................................................     47,899
                                                                     ----------
    Total........................................................... $1,350,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) Section 145 of the GCL gives Delaware corporations the power to indemnify each of their present and former officers or directors under certain circumstances, if such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the corporation.

  (b) The Amended and Restated Certificate of Incorporation of the Registrant contains provisions that eliminate the personal liability of each director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for breaches of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which such director derived an improper personal benefit.

  (c) The Amended and Restated Certificate of Incorporation of Registrant contains provisions to the general effect that each director and officer shall be indemnified by the Registrant against liabilities and expenses in connection with any threatened, pending or contemplated legal proceeding to which he may be made a party or with which he may become involved by reason of being or having been an officer or director of the Registrant or of any other organization at the request of the Registrant. Indemnification is available only if it is determined to be proper by the majority of disinterested directors constituting a quorum, by the stockholders, or by independent legal counsel in a written opinion. In order to be entitled to indemnification, the indemnified person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the Registrant, indemnification is precluded if such person has been adjudged to be liable, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which the action was brought shall determine that indemnification is proper. The Registrant also has the power to obtain insurance indemnifying officers and directors of the Registrant against any liability which it may deem proper, whether or not the Registrant would otherwise have the power to indemnify such officer or director pursuant to its Amended and Restated Certificate of Incorporation.

  The proposed Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement contains representations and warranties by the Registrant as to the accuracy of the Registration Statement and the Prospectus and provides for indemnification of the Registrant and its directors and officers and the Selling Stockholders by the Underwriters and indemnification of the Underwriters and their controlling persons by the Registrant and the Selling Stockholders.

  The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties and also insurance covering the Registrant against indemnification payments to its directors and officers for certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth in chronological order below is information regarding the number of shares of capital stock issued and the number of options granted, by the Registrant since its formation in May 1995. Further included is the consideration, if any, received by the Registrant for such shares and options, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of option did not involve any sale under the Securities Act and none of these securities was registered under the Securities Act.

  In connection with the incorporation of the Registrant, on May 1, 1995, all of the then outstanding shares in IMAB were exchanged for shares of the Company's capital stock (the "Exchange"). No cash consideration was paid to or by the Company in connection with the Exchange.

  In October 1995, an aggregate of 612,468 shares of the Company's capital stock were purchased by two shareholders at a price of $2 per share.

  At various times during 1995 and 1996, certain employees of the Company (including certain of its executive officers) purchased the following shares of the Company's Common Stock under the Company's Restricted Stock Program:
(i) during 1995 certain employees purchased an aggregate of 1,116,990 shares of Common Stock at a purchase price of $2 per share, (ii) on January 2, 1996 Stig G. Durlow purchased 90,000 shares of Common Stock for $2.50 per share,
(iii) on April 1, 1996, Per-Olof Ekholtz purchased 49,995 shares of Common Stock for $3.33 per share, and (iv) on July 5, 1996 Carl Joelsson and Johan Wastlund purchased an aggregate of 90,000 shares of Common Stock for $11.00 per share.

  No underwriters were engaged in connection with any of the foregoing sales of securities. The shares of capital stock and securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relative to sales by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

     EXHIBIT
     NUMBER                           DESCRIPTION
     -------                          -----------
     *1.1    Form of Underwriting Agreement
     *3.1    Restated Certificate of Incorporation of the Registrant, as
             currently in effect
     *3.2    Form of Amended and Restated Certificate of Incorporation of
             the Registrant, to be filed upon closing of the offering
     *3.3    By-Laws of the Registrant, as currently in effect
     *3.4    Form of Restated By-Laws of the Registrant, to be effective upon closing of the offering
      4.1    Specimen certificate representing the Common Stock
      5.1    Opinion of Brobeck Hale and Dorr International

     EXHIBIT
     NUMBER                           DESCRIPTION
     -------                          -----------
      *10.1  Form of Registration and Expense Agreement
      *10.2  Form of Registration Rights Agreement
      *10.3  Industri-Matematik International Corp. Stock Option Plan
      *10.4  Form of Agreements of Restricted Stock Program
      *10.5  Employment Agreement between Stig G. Durlow and IMAB
             (Certified English transaction)
      *10.6  Employment Agreement between Lars-Goran Peterson and IMAB
             (Certified English translation)
      *10.7  Lease dated April 28, 1993 between Lansforsakringsbolagens
             AB and Industri-Matematik AB and Amendment dated December 9,
             1994 (Certified English translation)
      *10.8  Lease dated August 24, 1992 between Diosfastigheter AB and
             Industri-Matematik AB (Certified English translation)
       10.9  Form of Indemnification Agreement with Officers and
             Directors
       *11   Statement re Computation of Per Share Earnings
      *22.1  List of Registrant's subsidiaries
       24.1  Consent of Coopers and Lybrand
       24.2  Consent of Brobeck Hale and Dorr International (included in
             Exhibit 5.1)
      *25.1  Power of Attorney (Included on Signature page of
             Registration Statement)
       *27   Financial Data Schedule

- --------

* Previously filed.

  (b) Financial Statement Schedules

    Inapplicable

ITEM 17. UNDERTAKINGS

  (a) The Registrant hereby undertakes that:

    (1) For the purposes of determining any liabilities under the Securities Act of 1933 (the "Act"), the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 17TH DAY OF JULY, 1996.

                                          Industri-Matematik International
                                           Corp.

                                                    /s/ Stig G. Durlow
                                          By: _________________________________
                                            STIG G. DURLOW CHAIRMAN, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PER-SONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                         TITLE                DATE

         /s/ Stig G. Durlow             Chairman of the
- -------------------------------------    Board of Directors,
           STIG G. DURLOW                President and Chief
                                         Executive Officer
                                         (Principal
                                         Executive Officer)

                  *                     Vice President,
- -------------------------------------    Chief Financial
         LARS-GORAN PETERSON             Officer and
                                         Secretary
                                         (Principal
                                         Financial and
                                         Accounting Officer)

                  *                     Director                July 17, 1996
- -------------------------------------
          MARTIN LEIMDORFER

                  *                     Director
- -------------------------------------
         GEOFFREY W. SQUIRE

                  *                     Director
- -------------------------------------
         WILLIAM H. JANEWAY

                  *                     Director
- -------------------------------------
          JEFFREY A. HARRIS

         /s/ Stig G. Durlow
*By: ________________________________
STIG G. DURLOW (AS ATTORNEY-IN-FACT)

                          GRAPHICS ON PAGES TX]2 & 34

Description of Graphic:  Graphic entitled "System ESS" with a sub-heading of
- ----------------------
"Demand Chain Management" depicts a cluster of seven hexagons in a "honeycomb" configuration. Six of the hexagons are situated around a center hexagon which contains an eighth, centered and internal hexagon. The internal hexagon contains the word "CUSTOMER". The word "ELECTRONIC" appears above the internal hexagon and the word "COMMERCE" appears below the internal hexagon. Within each of the six outside hexagons are the words, in clock-wise order, "Order Management," "Customer & Product Management," "Logistics Management," "Demand Replenishment," "Global Organization Management," and "Price & Promotion Management." Encircling and orbiting the cluster are six spheres, two of each are labeled "Execution," "Planning" and "Decision Support," respectively, linking the hexagons.

                            GRAPHICS ON PAGE TX]31

Description of Graphic: Graphic entitled "Managing The Virtual Enterprise."  The
- ----------------------
graphic depicts the following six images in a horizontal line: a supplier (depicted as an industrial factory); a manufacturer (depicted as a small factory); a distributor (depicted as a man driving a forklift); a wholesaler
                                       ----------------------
(depicted as a warehouse); a retailer (depicted as a store-front window); and a consumer (depicted as a shopping cart). Circling this line of images are two arrows: the first arrow commences from the top of the images and, in a counter-clockwise direction, points from the language above the images that states "Timely/Accurate Information Flow" and "Planning/Execution Processes" to language below the images that states "Smooth Continual Product Flow" and "Matched to Consumption." The second arrow commences from the bottom of the images and, in a counter-clockwise direction, points from the language below the images to the language above the images.

                                 EXHIBIT INDEX

                                                                   SEQUENTIONAL
     EXHIBIT                                                         NUMBERED
     NUMBER                      DESCRIPTION                           PAGE
     -------                     -----------                       ------------
      *1.1   Form of Underwriting Agreement
      *3.1   Restated Certificate of Incorporation of the
             Registrant, as currently in effect
      *3.2   Form of Amended and Restated Certificate of
             Incorporation of the Registrant, to be filed upon
             closing of the offering
      *3.3   By-Laws of the Registrant, as currently in effect
      *3.4   Form of Restated By-Laws of the Registrant, to be
             effective upon closing of the offering
       4.1   Specimen certificate representing the Common Stock
       5.1   Opinion of Brobeck Hale and Dorr International
     *10.1   Form of Registration and Expense Agreement
     *10.2   Form of Registration Rights Agreement
     *10.3   Industri-Matematik International Corp. Stock Option
             Plan
     *10.4   Form of Agreements of Restricted Stock Program
     *10.5   Employment Agreement between Stig G. Durlow and
             IMAB (Certified English translation)
     *10.6   Employment Agreement between Lars-Goran Peterson
             and IMAB (Certified English translation)
     *10.7   Lease dated April 28, 1993 between
             Lansforsakringsbolagens AB and Industri-Matematik
             AB and Amendment dated December 9, 1994 (Certified
             English translation)
     *10.8   Lease dated August 24, 1992 between Diosfastigheter
             AB and Industri-Matematik AB (Certified English
             translation)
      10.9   Form of Indemnification Agreement with Officers and
             Directors
     *11     Statement re Computation of Per Share Earnings
     *22.1   List of Registrant's subsidiaries
      24.1   Consent of Coopers and Lybrand
      24.2   Consent of Brobeck Hale and Dorr International
             (included in Exhibit 5.1)
     *25.1   Power of Attorney (Included on signature page of
             Registration Statement)
     *27     Financial Data Schedule

- --------

* Previously filed.